
11005077


SEC MAIL
RECEIVED
PROCESSING
MAR 2 4 2011
WASH, D.C.
211
SECTION


First Financial Bank
2010 ANNUAL REPORT

# FIRST

FINANCIAL CORPORATION



## FINANCIAL HIGHLIGHTS

| Dollar amounts in thousands, except per share amounts | December 31 2010 | 2009 | 2008 |
|---|---|---|---|
| **For The Year** | | | |
| Net income | $ 28,044 | $ 27,720 | $ 24,769 |
| Net income per share | 2.14 | 1.73 | 1.89 |
| Book value per share | 24.46 | 23.34 | 21.87 |
| Cash dividends per share | .92 | .90 | .89 |
| **At Year End** | | | |
| Assets | $2,451,095 | $ 2,518,722 | $ 2,302,675 |
| Deposits | 1,903,043 | 1,789,701 | 1,563,498 |
| Loans, net | 1,640,146 | 1,631,764 | 1,471,327 |
| Securities | 560,846 | 587,246 | 596,915 |
| Shareholders' equity | 321,717 | 306,483 | 286,844 |

## SHAREHOLDER INFORMATION

The common stock of First Financial Corporation is traded on the NASDAQ Global under the symbol THFF. A copy of form 10-K, as filed with the Securities and Exchange Commission, is available upon written request to: Rodger A. McHargue, First Financial Corporation, P.O. Box 540, Terre Haute, IN 47808.

## A SIGN OF SERVICE

First Financial is well known for our signs that display product and service information, time and temperature, and community event announcements.


First Financial Bank
2010 ANNUAL REPORT

## OUR MISSION

The mission of First Financial Corporation is to be the FIRST choice for all your financial needs.

## CONTENTS

# TO *our* SHAREHOLDERS *and* FRIENDS

There is no need to remind you what 2010 was like. Not enough time has passed to forget the prolonged slow economy, soaring national debt, state and local budget shortfalls, weak housing market or that one in 10 Americans who wanted a job was unemployed. Regrettably, there was no single formula to guide financial institutions in dealing with the many and varied challenges of 2010. There was no book to read, prior experience to draw on or magic pill to take. We were each left to develop our own strategies. In addressing these challenges, some institutions were successful while others, unfortunately, were not. By the end of 2010, 157 banks had failed across the country and another 800 were on the FDIC's "watch list."

During this time of economic uncertainty, First Financial Corporation has maintained its focus and refused to stray from the sound business fundamentals that have served as the bedrock of our success. The positive results we produce do not come from chasing short-term profits at the expense of our future. They are the result of a clear vision of where we want to go and an understanding of how to get there. Our corporate values, coupled with exceptional leadership and dedicated, hardworking employees, are the source of our strength and enable us to produce strong financial results in bad times as well as good. It is because of our enduring values that First Financial Corporation, unlike so many others, has not waivered in our commitment to provide a fair return to our shareholders.

We are pleased to report we delivered the consistent, quality financial results shareholders have come to expect. In 2010, net income increased 23.4%, or $5.3 million, to $28.0 million and earnings per share grew 23.7% to $2.14. Return on assets and return on equity were 1.11% and 8.73% respectively.

Net interest income rose to $96.6 million in 2010, an 11.1% increase over the prior year. Net interest margin was 4.35%, a 5.3% increase over 2009. Non-interest income increased to $29.8 million. Total deposits grew by $113.3 million, or 6.3%. This deposit increase was used to reduce borrowing costs and led to the improvement in the net interest margin.

Because of the uncertain economy, many of our customers delayed buying homes, expanding businesses or making big-ticket purchases in 2010, thus reducing loan demand. Notwithstanding, we were able to increase our loan portfolio by $8.3 million to $1.64 billion.

Because of our strong 2010 results, shareholders' equity and book value per share increased 5% and 4.8% respectively, to $321.7 million and $24.46 per share. Our performance allowed us to increase dividends to shareholders for the 22nd consecutive year. Our stock price at the beginning of the year was $30.52 per share and ended at $35.14 per share, a 15.14% increase. This, coupled with the dividend, resulted in a one-year total return of 18.69%. As shown in the graph on the following page, the five-year total return for First Financial is 50.19%, more than double the 24.46% five-year total return for the Russell 2000 Index. The return for the SNL Index of Banks $1-5 Billion over the same period was a negative 43.19%.

*(continued on page 3)*





*Donald E. Smith, President and Chairman, and Norman L. Lowery, CEO and Vice Chairman*



TOTAL RETURN PERFORMANCE
First Financial Corporation compared to the Russell 2000 Index and the SNL Index of Banks $1B–$5B
INDEX VALUE
200
175
150
125
100
75
50
25
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
FIRST FINANCIAL CORPORATION
RUSSELL 2000 INDEX
SNL BANK INDEX

Our financial performance did not go unnoticed in the industry. The August issue of *US Banker* magazine listed First Financial Corporation among the Top-Performing Mid-Tier Bank Holding Companies in America based on three-year average return on equity. We were also recognized by Sandler O'Neill as one of its "Sm-ALL Stars," the only Indiana bank holding company to be so recognized and one of only 32 in the nation to be included on this exclusive list. Also in 2010, First Financial Bank was named by *Ag Lender* magazine as one of the Top 100 Banks in the United States based on total agricultural loans.

First Financial Corporation has a long history of commitment to the communities we serve and we encourage each of our employees to be actively engaged in civic, charitable, educational and religious causes. Our responsibilities grew in 2010, as we renewed our efforts to help neighbors in need through the "Food for Friends" program we started in 2009. Since its inception, our employees and customers have contributed over 41 tons of food to local food banks through this program.

As Notre Dame Coach Knute Rockne said, "When the going gets tough, the tough get going," an apt way to describe our employees' response to the 2010 United Way Campaign. Realizing the local campaign was struggling to reach its goal due to the economic climate, our employees rolled up their sleeves to raise additional funds. In all, the Corporation and our employees contributed more than $93,000 to the United Way, surpassing all prior year contributions.

First Financial promotes good citizenship and community engagement, so it is gratifying when the efforts of our employees are acknowledged. During the year, Ivy Tech Community College and the Ivy Tech Foundation named First Financial Bank as the Wabash Valley "Benefactor of the Year." The Terre Haute Chamber of Commerce presented First Financial Corporation with its "Vision – A Level Above Award," which recognizes individuals, organizations and businesses for achievements or forward-looking initiatives that promise future growth for the community. Popular accolades came from readers of the Terre Haute *Tribune-Star,* who voted First Financial the Best Bank, Best Mortgage Lender and Best Financial Advisor in the newspaper's People's Choice Awards. The bank was also rated one of the three best places to work in the area. Forrest Sherer Insurance, a wholly owned subsidiary of First Financial Corporation, was voted the Best Place for Insurance.

These accomplishments are only possible through the hard work and dedication of our employees. Their involvement comes from a deep belief that caring about our neighbors and the communities we serve is not only good for business but, more importantly, is the right thing to do. We are extremely proud of them.

2011 will prove to be another challenging year as we sort through the 2,300 pages of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The costs of compliance with this act and the potential impact it will have on revenue are significant. While the outlook for the U.S. economy has improved and there is room for optimism, there is also a great deal of uncertainty about the pace and sustainability of the recovery, especially in light of recent political unrest in the Middle East and Africa. To meet these challenges and others, we will continue to focus, as we always have, on sound business fundamentals in furtherance of our commitment to deliver long-term value to our shareholders.

We are deeply grateful to our employees for their contributions to our success, to our customers for their business and to you, our shareholders, for your support. Our pledge is to continue, as we have for decades, to provide customers with excellent products and unparalleled service, to operate in a safe and sound manner, and to be a source of stability and strength to the communities we serve.



Donald E. Smith
President and Chairman



Norman L. Lowery
CEO and Vice Chairman


First

VERMILION
Danville
Westville
Ridge Farm

VERMILLION
Cayuga
Newport
Clinton

PARKE
Marshall
Montezuma
Rockville
Rosedale

PUTNAM
Greencastle

COLES
Charleston

VIGO
Seelyville
Terre Haute
West Terre Haute

CLAY
Brazil
Poland
Clay City

CLARK
Marshall

SULLIVAN
Farmersburg
Hymera
Sullivan
Dugger
Carlisle

GREENE
Worthington

JASPER
Newton

CRAWFORD
Oblong
Robinson

RICHLAND
Olney

LAWRENCE
Lawrenceville
Sumner

KNOX
Sandborn
Vincennes
Monroe City

WAYNE
Fairfield

First country is farm country. Agribusiness has always been a key economic component in our 16-county service area in west-central Indiana and east-central Illinois. First Financial Bank offers specialized lending programs and trust services tailored to the needs of farmers and delivered by employees with strong agribusiness expertise. In 2010, *Ag Lender* magazine ranked First Financial as one of the top 100 U.S. banks based on total agricultural loans, reflecting our success in serving the farm market.

# THE YEAR *in* REVIEW

The *Vision A Level Above Award,* presented in 2010 to First Financial Corporation by the Greater Terre Haute Chamber of Commerce, recognizes individuals, organizations and businesses for tangible achievements or forward-looking initiatives that promise future growth for our community and further place Terre Haute "a level above." We have been a proud supporter of the communities we serve for over 176 years. We believe that it is both a privilege and a responsibility to contribute to the educational, social and recreational activities that improve the quality of life for every citizen throughout our service area. Accordingly, we encourage our employees to be engaged, committed members of the communities where they live and work. We are grateful to each of the employees, board members, shareholders and friends who, since 1834, have helped us achieve the success we enjoy.


2010
Vision A Level Above
First Financial
Corp.
Sponsored By
Indiana State University Foundation
Terre Haute Chamber of Commerce



◀ John Lukens *(right)*, president and CEO of First Financial affiliate Forrest Sherer Insurance, reviews the insurance needs of A P Machine & Tool with Thierry Ponsot, whose father founded the company in Terre Haute in 1966. Forrest Sherer has been a leading provider of commercial insurance, employee benefit and loss prevention programs, life and long-term care insurance, financial services and personal insurance since 1920. In December, Forrest Sherer acquired Clay Ladd Insurance, an agency that has served Terre Haute and the Wabash Valley for over 100 years. Known for excellent customer service and commitment to the community, Clay Ladd is a good fit for Forrest Sherer and the Corporation.

---


FINANCIAL PLAZA

◀ In late summer, miniature cars turned up all over Terre Haute, including this one outside the main office of First Financial Bank at Sixth and Wabash Avenue. Part of "Cruisin' Around," a public art project to support the Swope Art Museum, "Bee First" was sponsored by First Financial and painted by local artist Kathy Moody, wife of First employee Steve Moody. Even though there were bees buzzing all over the car's body, it brought only sweetness to those who admired it and absolutely no sting!


IVY TECH
CAR SHOW
Thank You...
SUMAR
Special

▶ First Financial has always strongly supported education. For the second year, First Financial Bank sponsored the "Scholarship Cruisin' Car Show" at the Wabash Valley campus of Ivy Tech Community College, raising $12,000 for the Ivy Tech Scholarship Fund. Becky Miller, Ivy Tech; Donald E. Smith, president and chairman of First Financial Corporation; Deanna King, Ivy Tech; and Fred Rubey, First Financial consultant and Ivy Tech board member, gathered around Smith's Sumar Special #48 during the show that was held in November.



▲ The Morris Plan Company of Terre Haute, a First Financial affiliate, was founded in 1906 and is celebrating 95 years of service to the community in 2011. Under the leadership of Morris Plan President Jim Nasser, in 2010 the company expanded its indirect lending relationships and now serves more than 70 auto dealers in west-central Indiana and east-central Illinois. The success of this effort is reflected in loan portfolio growth of 14.25% and net income of $2.33 million, a record for the company.

◀ In 2010, members of the First Class Service Council, led by Honey Creek banking center manager Brenda Thomson *(left)*, continued efforts to expand and unify customer service training for all banking centers and areas with customer contact. The council leads a corporate-wide initiative to promote consistently excellent service to all First customers through ongoing employee education, coaching and feedback.




VIGO COUNTY FAIR
Presented By
First
FUN FOR ALL


Tribune Star
2010
READERS' CHOICE

▲ We like to think we are the best at what we do, but it really makes us proud when the community thinks so, too. In 2010, Terre Haute *Tribune-Star* readers were invited to submit their votes for the best services, people, places and events in the Wabash Valley. First Financial Bank was ranked number one in the categories of Best Bank, Best Mortgage Company and Best Financial Advisor. The bank was also chosen as one the Top Three Places to Work in the Wabash Valley. Forrest Sherer Insurance, a First Financial Corporation affiliate, was selected as the Best Place for Insurance.


First

▲ First Financial Bank served as the presenting sponsor for the 2010 Vigo County 4-H Fair, an event that attracts thousands of visitors from around the region. First Financial has always supported activities such as 4-H that help young people grow into responsible adults. In that spirit, First employees have volunteered to help with the 4-H livestock auction for many years.

▶ The Terre Haute Action Track hosted the First Financial Bank Indiana Sprint Week race held during the Vigo County 4-H Fair in July. First has a long tradition of sponsoring family-oriented community events that appeal to people of all ages.


First Financial Bank
Partner

# FINANCIAL REPORT





First

# Five Year Comparison of Selected Financial Data

| (Dollar amounts in thousands, except per share amounts) | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| BALANCE SHEET DATA | | | | | |
| Total assets | $ 2,451,095 | $ 2,518,722 | $ 2,302,675 | $ 2,231,562 | $ 2,175,998 |
| Securities | 560,846 | 587,246 | 596,915 | 558,020 | 530,400 |
| Loans, net of unearned fees* | 1,640,146 | 1,631,764 | 1,471,327 | 1,443,067 | 1,392,755 |
| Deposits | 1,903,043 | 1,789,701 | 1,563,498 | 1,529,721 | 1,502,682 |
| Borrowings | 159,899 | 363,173 | 406,653 | 368,616 | 358,008 |
| Shareholders' equity | 321,717 | 306,483 | 286,844 | 281,692 | 271,260 |
| INCOME STATEMENT DATA | | | | | |
| Interest income | 123,582 | 126,255 | 133,954 | 137,734 | 130,832 |
| Interest expense | 26,966 | 39,261 | 52,490 | 62,961 | 57,129 |
| Net interest income | 96,616 | 86,994 | 81,464 | 74,773 | 73,703 |
| Provision for loan losses | 9,200 | 11,870 | 7,855 | 6,580 | 6,983 |
| Other income | 29,797 | 28,532 | 25,410 | 31,497 | 28,826 |
| Other expenses | 77,202 | 73,381 | 66,447 | 64,726 | 64,656 |
| Net income | 28,044 | 22,720 | 24,769 | 25,580 | 23,539 |
| PER SHARE DATA: | | | | | |
| Net Income | 2.14 | 1.73 | 1.89 | 1.94 | 1.77 |
| Cash dividends | 0.92 | 0.90 | 0.89 | 0.87 | 0.85 |
| PERFORMANCE RATIOS: | | | | | |
| Net income to average assets | 1.11% | 0.95% | 1.09% | 1.16% | 1.10% |
| Net income to average shareholders' equity | 8.73 | 7.54 | 8.61 | 9.20 | 8.57 |
| Average total capital to average assets | 13.56 | 13.25 | 13.28 | 13.35 | 13.56 |
| Average shareholders' equity to average assets | 12.76 | 12.56 | 12.60 | 12.64 | 12.79 |
| Dividend payout | 43.08 | 51.99 | 47.10 | 44.76 | 44.18 |

* 2008 and 2007 include $12,800 and $14,068, respectively, of credit card loans that are held-for-sale

# CONSOLIDATED BALANCE SHEETS

| (Dollar amounts in thousands, except per share data) | December 31, 2010 | 2009 |
|---|---|---|
| ASSETS | | |
| Cash and due from banks | $ 58,511 | $ 84,371 |
| Federal funds sold | 5,104 | 21,576 |
| Securities available-for-sale | 560,846 | 587,246 |
| Loans, net of allowance of $22,336 in 2010 and $19,437 in 2009 | 1,617,810 | 1,612,327 |
| Restricted Stock | 25,308 | 27,835 |
| Accrued interest receivable | 11,208 | 12,005 |
| Premises and equipment, net | 34,691 | 35,551 |
| Bank-owned life insurance | 66,112 | 64,057 |
| Goodwill | 7,102 | 7,102 |
| Other intangible assets | 4,148 | 4,916 |
| Other real estate owned | 6,325 | 5,885 |
| FDIC Indemnification Asset | 3,977 | 12,124 |
| Other assets | 49,953 | 43,727 |
| TOTAL ASSETS | $2,451,095 | $2,518,722 |
| | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Deposits: | | |
| Non-interest-bearing | $ 304,101 | $ 312,990 |
| Interest-bearing: | | |
| Certificates of deposit of $100 or more | 215,501 | 238,830 |
| Other interest-bearing deposits | 1,383,441 | 1,237,881 |
| | 1,903,043 | 1,789,701 |
| Short-term borrowings | 34,106 | 30,436 |
| Other borrowings | 125,793 | 332,737 |
| Other liabilities | 66,436 | 59,365 |
| TOTAL LIABILITIES | 2,129,378 | 2,212,239 |
| | | |
| Shareholders' equity | | |
| Common stock, $.125 stated value per share; | | |
| Authorized shares-40,000,000 | | |
| Issued shares-14,450,966 | | |
| Outstanding shares-13,151,630 in 2010 and 13,129,630 in 2009 | 1,806 | 1,806 |
| Additional paid-in capital | 68,944 | 68,739 |
| Retained earnings | 293,319 | 277,357 |
| Accumulated other comprehensive income (loss) | (9,369) | (7,904) |
| Less: Treasury shares at cost-1,299,336 in 2010 and 1,321,336 in 2009 | (32,983) | (33,515) |
| TOTAL SHAREHOLDERS' EQUITY | 321,717 | 306,483 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $2,451,095 | $2,518,722 |

# CONSOLIDATED STATEMENTS OF INCOME

| (Dollar amounts in thousands, except per share data) | Years Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| INTEREST AND DIVIDEND INCOME: | | | |
| Loans, including related fees | $ 96,206 | $ 94,930 | $ 99,572 |
| Securities: | | | |
| Taxable | 18,597 | 22,755 | 25,303 |
| Tax-exempt | 6,664 | 6,604 | 6,415 |
| Other | 2,115 | 1,966 | 2,664 |
| TOTAL INTEREST AND DIVIDEND INCOME | 123,582 | 126,255 | 133,954 |
| INTEREST EXPENSE: | | | |
| Deposits | 16,306 | 21,544 | 32,696 |
| Short-term borrowings | 325 | 541 | 1,068 |
| Other borrowings | 10,335 | 17,176 | 18,726 |
| TOTAL INTEREST EXPENSE | 26,966 | 39,261 | 52,490 |
| NET INTEREST INCOME | 96,616 | 86,994 | 81,464 |
| Net Provision for loan losses | 9,200 | 11,870 | 7,855 |
| NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES | 87,416 | 75,124 | 73,609 |
| NON-INTEREST INCOME: | | | |
| Trust and financial services | 4,547 | 4,197 | 3,993 |
| Service charges and fees on deposit accounts | 10,342 | 11,082 | 11,889 |
| Other service charges and fees | 7,759 | 7,026 | 6,050 |
| Securities gain, net | 1,321 | 4 | 358 |
| Other-than-temporary loss | | | |
| Total impairment loss | (4,260) | (18,939) | (6,145) |
| Loss recognized in other comprehensive income | | 8,170 | - |
| Net impairment loss recognized in earnings | (4,260) | (10,769) | (6,145) |
| Insurance commissions | 6,759 | 6,464 | 6,688 |
| Gain on sale of mortgage loans | 2,206 | 2,291 | 817 |
| Gain on sale of credit card loans | - | 2,549 | - |
| Gain on bargain purchase | - | 5,057 | - |
| Other | 1,123 | 631 | 1,760 |
| TOTAL NON-INTEREST INCOME | 29,797 | 28,532 | 25,410 |
| NON-INTEREST EXPENSES: | | | |
| Salaries and employee benefits | 44,887 | 42,259 | 41,287 |
| Occupancy expense | 4,707 | 4,534 | 4,182 |
| Equipment expense | 4,761 | 4,640 | 4,560 |
| Federal Deposit Insurance | 2,847 | 3,277 | 220 |
| Other | 20,000 | 18,671 | 16,198 |
| TOTAL NON-INTEREST EXPENSE | 77,202 | 73,381 | 66,447 |
| INCOME BEFORE INCOME TAXES | 40,011 | 30,275 | 32,572 |
| Provision for income taxes | 11,967 | 7,555 | 7,803 |
| NET INCOME | $ 28,044 | $ 22,720 | $ 24,769 |
| EARNINGS PER SHARE: | | | |
| BASIC AND DILUTED | $ 2.14 | $ 1.73 | $ 1.89 |
| Weighted average number of shares outstanding (in thousands) | 13,120 | 13,119 | 13,110 |

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| (Dollar amounts in thousands, except per share data) | Common Stock | Additional Capital | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Treasury Stock | Total |
|---|---|---|---|---|---|---|
| **Balance, January 1, 2008** | $ 1,806 | $ 68,212 | $ 250,011 | $ (5,181) | $ (33,156) | $ 281,692 |
| Comprehensive income: | | | | | | |
| Net income | - | - | 24,769 | - | - | 24,769 |
| Other comprehensive loss, net of tax: | | | | | | |
| Change in net unrealized gains/losses on securities available-for-sale, net | - | - | - | (8,276) | - | (8,276) |
| Change in unrealized gains/losses on post-retirement benefits | - | - | - | 511 | - | 511 |
| Total comprehensive income | | | | | | 17,004 |
| Contribution of 33,015 shares to ESOP | - | 442 | - | - | 835 | 1,277 |
| Treasury stock purchase (52,744 shares) | - | - | - | - | (1,464) | (1,464) |
| Cash Dividends, $.89 per share | - | - | (11,665) | - | - | (11,665) |
| **Balance, December 31, 2008** | 1,806 | 68,654 | 263,115 | (12,946) | (33,785) | 286,844 |
| Comprehensive income: | | | | | | |
| Net income | - | - | 22,720 | - | - | 22,720 |
| Other comprehensive loss, net of tax: | | | | | | |
| Change in net unrealized gains/losses on securities available-for-sale, net | - | - | - | 10,869 | - | 10,869 |
| Change in unrealized gains/losses on post-retirement benefits | - | - | - | (2,494) | - | (2,494) |
| Total comprehensive income | | | | | | 31,095 |
| Adjustment for adoption of other-than temporary impairment guidance, net of tax (Note 1) | | | 3,333 | (3,333) | | - |
| Contribution of 35,000 shares to ESOP | - | 85 | - | - | 886 | 971 |
| Treasury stock purchase (22,000 shares) | - | - | - | - | (616) | (616) |
| Cash Dividends, $.90 per share | - | - | (11,811) | - | - | (11,811) |
| **Balance, December 31, 2009** | 1,806 | 68,739 | 277,357 | (7,904) | (33,515) | 306,483 |
| Comprehensive income: | | | | | | |
| Net income | - | - | 28,044 | - | - | 28,044 |
| Change in net unrealized gains/(losses) on securities available for-sale | - | - | - | 449 | - | 449 |
| Change in net unrealized gains/(losses) on retirement plans | - | - | - | (1,914) | - | (1,914) |
| Total comprehensive income/(loss) | | | | | | 26,579 |
| Contribution of 45,000 shares to ESOP | - | 205 | - | - | 1,142 | 1,347 |
| Treasury stock purchase (23,000 shares) | - | - | - | - | (610) | (610) |
| Cash Dividends, $.92 per share | - | - | (12,082) | - | - | (12,082) |
| **Balance, December 31, 2010** | $ 1,806 | $ 68,944 | $ 293,319 | $ (9,369) | $ (32,983) | $ 321,717 |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| (Dollar amounts in thousands, except per share data) | Years Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net Income | $ 28,044 | $ 22,720 | $ 24,769 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Net (accretion) amortization on securities | (840) | (2,442) | (2,874) |
| Provision for loan losses | 9,200 | 11,870 | 7,855 |
| Securities impairment loss recognized in earnings | 4,260 | 10,769 | 6,145 |
| Securities (gains) losses | (1,321) | (4) | (358) |
| Depreciation and amortization | 4,643 | 4,199 | 3,535 |
| Provision for deferred income taxes | (5,940) | (2,043) | (5,147) |
| Net change in accrued interest receivable | 797 | 1,076 | 617 |
| Contribution of shares to ESOP | 1,347 | 971 | 1,277 |
| Gain on sale of mortgage loans | (2,206) | (2,291) | (817) |
| Loss on sale of student loans | - | 399 | - |
| Gain on sale of credit card loans | - | (2,549) | - |
| Gain on purchase of business unit | - | (5,057) | - |
| Loss on sales of other real estate | 283 | 196 | 35 |
| Other, net | 10,293 | (8,424) | 1,494 |
| NET CASH FROM OPERATING ACTIVITIES | 48,560 | 29,390 | 36,531 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Sales of securities available-for-sale | 12,248 | - | 1,063 |
| Calls, maturities and principal reductions on securities available-for-sale | 223,862 | 128,349 | 95,198 |
| Purchases of securities available-for-sale | (211,062) | (88,532) | (151,863) |
| Loans made to customers, net of payments | (132,997) | (265,976) | (76,216) |
| Net change in federal funds sold | 16,472 | (12,046) | (5,329) |
| Redemption of restricted stock | 2,527 | - | 2,386 |
| Cash received from sale of mortgage loans | 116,462 | 146,625 | 36,910 |
| Cash received from sale of student loans | - | 13,347 | - |
| Cash received from sale of credit card loans | - | 14,689 | - |
| Cash received (disbursed) from purchase of business unit | (609) | 30,977 | - |
| Sale of other real estate | 3,727 | 2,448 | 2,357 |
| Additions to premises and equipment | (2,406) | (6,655) | (2,623) |
| NET CASH FROM INVESTING ACTIVITIES | 28,224 | (36,774) | (98,117) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Net change in deposits | 113,180 | 80,359 | 33,777 |
| Net change in other short-term borrowings | 3,670 | 8,936 | (5,831) |
| Dividends paid | (11,940) | (11,806) | (11,548) |
| Purchases of treasury stock | (610) | (616) | (1,464) |
| Proceeds from other borrowings | 2,000 | 120,000 | 408,500 |
| Repayments on other borrowings | (208,944) | (172,416) | (364,632) |
| NET CASH FROM FINANCING ACTIVITIES | (102,644) | 24,457 | 58,802 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | (25,860) | 17,073 | (2,784) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 84,371 | 67,298 | 70,082 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 58,511 | $ 84,371 | $ 67,298 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NONCASH INFORMATION: | | | |
| Cash paid for the year for: | | | |
| Interest | $ 28,051 | $ 40,005 | $ 54,168 |
| Income Taxes | $ 15,713 | $ 13,485 | $ 11,657 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

### BUSINESS

**Organization:** The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the parent company and its wholly-owned subsidiaries, First Financial Bank, N.A. of Vigo County, Indiana, The Morris Plan Company of Terre Haute (Morris Plan), and Forrest Sherer Inc., a full-line insurance agency headquartered in Terre Haute, Indiana. Inter-company transactions and balances have been eliminated.

First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain assets as part of a strategy to better manage various income streams and provide opportunities for capital creation as needed. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. Portfolio Management Specialists B also owns First Financial Real Estate, LLC. At December 31, 2010, $591.7 million of securities and loans were owned by these subsidiaries. Specialists A, Specialists B, Global Portfolio Limited Partners and First Financial Real Estate LLC are included in the consolidated financial statements.

The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its four subsidiaries. The Corporation's primary source of revenue is derived from loans to customers, primarily middle-income individuals, and investment activities.

The Corporation operates 54 branches in west-central Indiana and east-central Illinois. First Financial Bank is the largest bank in Vigo County. It operates 13 full-service banking branches within the county; five in Clay County, Indiana; one in Greene County, Indiana; three in Knox County, Indiana; five in Parke County, Indiana; one in Putnam County, Indiana; five in Sullivan County, Indiana; four in Vermillion County, Indiana; one in Clark County, Illinois; one in Coles County, Illinois; three in Crawford County, Illinois; one in Jasper County, Illinois; two in Lawrence County, Illinois; two in Richland County, Illinois; six in Vermilion County, Illinois; and one in Wayne County, Illinois. It also has a main office in downtown Terre Haute and an operations center/office building in southern Terre Haute.

**Regulatory Agencies:** First Financial Corporation is a multi-bank holding company and as such is regulated by various banking agencies. The holding company is regulated by the Seventh District of the Federal Reserve System. The national bank subsidiary is regulated by the Office of the Comptroller of the Currency. The state bank subsidiary is jointly regulated by the state banking organization and the Federal Deposit Insurance Corporation.

### SIGNIFICANT ACCOUNTING POLICIES

**Use of Estimates:** To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. The allowance for loan losses, carrying value of intangible assets, loan servicing rights, other-than-temporary securities impairment and the fair values of financial instruments are particularly subject to change.

**Cash Flows**: Cash and cash equivalents include cash and demand deposits with other financial institutions. Net cash flows are reported for customer loan and deposit transactions and short-term borrowings.

**Securities**: The Corporation classifies all securities as "available for sale." Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value with unrealized holdings gains and losses, net of taxes, reported in other comprehensive income within shareholders' equity.

Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized on the level yield method without anticipating prepayments. Mortgage-backed securities are amortized over the expected life. Realized gains and losses on sales are based on the amortized cost of the security sold. Management evaluates securities for other-than temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

**Loans:** Loans that management has the intent and ability to hold for the foreseeable future until maturity or pay-off are reported at the principal balance outstanding, net of unearned interest, purchase premiums and discounts, deferred loan fees and costs, and allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is accrued on the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term without anticipating prepayments. The recorded investment in loans includes accrued interest receivable. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Past-due status is based on the contractual terms of the loan.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. In all cases, loans are placed on non-accrual or charged-off if collection of principal or interest is considered doubtful.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Certain Purchased Loans:** The Corporation purchases individual loans and groups of loans, some of which have shown evidence of credit deterioration since origination. These purchased loans are recorded at the amount paid, such that there is no carryover of the seller's allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. Such purchased loans accounted for individually or aggregated into pools of loans based on common risk characteristics such as credit score, loan type and date of origination. The Corporation estimates the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid are recorded as
interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan's or pool's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a provision for loan loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

**Concentration of Credit Risk:** Most of the Corporation's business activity is with customers located within Vigo County. Therefore, the Corporation's exposure to credit risk is significantly affected by changes in the economy of the Vigo County area. A major economic downturn in this area would have a negative effect on the Corporation's loan portfolio.

**Allowance for Loan Losses:** The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgages and consumer loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows, using the loan's existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The historical loss experience is based on the actual loss history experienced over the most recent four years, using a weighted average which places more emphasis on the more current years within loss history window. This actual loss experience is supplemented with other current factors based on the risks present for each portfolio segment. These current factors include consideration of the following: levels of and trends in delinquent, classified, and impaired loans; levels of and trends in charge-offs and recoveries; national and local economic trends and conditions; changes in lending policies and procedures; trends in volume and terms of loans; experience, ability, and depth of lending management and other relevant staff; credit concentrations; value of underlying collateral for collateral dependent loans; and other external factors such as competition and legal and regulatory requirements. The following portfolio segments have been identified: commercial loans, residential loans and consumer loans. Overall, historical loss rates for the Corporation's portfolio segments have remained low during this tough economic cycle. This is primarily attributable to the Corporation's conservative lending practices. Local economic conditions, including elevated unemployment rates, resulted in higher consumer loan delinquencies. For these reasons, consumer loans have the highest adjustments to the historical loss rate. These same factors along with declining real estate values resulted in the residential loan portfolio segment having the next highest level of adjustment to the historical loss rate. The commercial loan portfolio segment had the lowest level of adjustment to the historical loss rate. Adjustments were made for the increasing levels of and trends in delinquent, classified and impaired commercial loans. Commercial loans are generally well secured, which mitigates the risk of loss and has contributed to the low historical loss rate.

**FDIC Indemnification Asset:** The FDIC indemnification asset results from the loss share agreements in the 2009 FDIC-assisted transaction. The asset is measured separately from the related covered assets as they are not contractually embedded in the assets and are not transferable with the assets should the Corporation choose to dispose of them. It represents the acquisition date fair value of expected reimbursements from the FDIC which was determined to be $12.1 million. Pursuant to the terms of the loss sharing agreement, covered loans and other real estate are subject to a stated loss threshold whereby the FDIC will reimburse the Corporation for up to 95% of losses incurred. These expected reimbursements do not include reimbursable amounts related to future covered expenditures. These cash flows are discounted to reflect a metric of uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. This asset decreases when losses are realized and claims are paid by the FDIC or when customers repay their loans in full and expected losses do not occur. This asset also increases when estimated future losses increase and decreases when estimated future losses decrease. When estimated future losses increase, the Corporation records a provision for loan losses and increases its allowance for loan losses accordingly. The related increase in the FDIC indemnification asset is recorded as an offset to the provision for loan losses. During 2010 and 2009, the provision for loan losses was offset by $1,662 and $0 related to the increases in the FDIC indemnification asset.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Foreclosed Assets:** Assets acquired through or instead of loan foreclosures are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

**Premises and Equipment:** Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the useful lives of the assets, which range from 3 to 33 years for furniture and equipment and 5 to 39 years for buildings and leasehold improvements.

**Restricted Stock:** Restricted stock includes Federal Home Loan Bank (FHLB) of Indianapolis and Chicago and Federal Reserve stock. This restricted stock is carried at cost and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

**Servicing Rights:** Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on third-party valuations that incorporate assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, ancillary income, prepayment speeds and default rates and losses. All classes of servicing assets are subsequently measured using the amortization method, which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with Other Service Fees on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is included in Other Service Fees on the income statement, is for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $1,153 thousand, $958 thousand and $901 thousand for the years ended December 31, 2010, 2009 and 2008. Late fees and ancillary fees related to loan servicing are not material.

**Transfers of Financial Assets:** Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Corporation, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

**Bank-Owned Life Insurance:** The Corporation has purchased life insurance policies on certain key executives. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Income on the investments in life insurance is included in other interest income.

**Goodwill and Other Intangible Assets:** Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009 represents the future economic benefits arising from other assets acquired that are not individually identified and separately recognized. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Corporation has selected May 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from the whole bank, insurance agency and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated basis over their estimated useful lives, which are 12 and 10 years, respectively.

**Long-Term Assets:** Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

**Benefit Plans:** Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. The amount contributed is determined by a formula as decided by the Board of Directors. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

**Employee Stock Ownership Plan:** Shares of treasury stock are issued to the ESOP and compensation expense is recognized based upon the total market price of shares when contributed.

**Deferred Compensation Plan:** A deferred compensation plan covers all directors. Under the plan, the Corporation pays each director, or their beneficiary, the amount of fees deferred plus interest over 10 years, beginning when the director achieves age 65. A liability is accrued for the obligation under these plans. The expense incurred for the deferred compensation for each of the last three years was $183 thousand, $184 thousand and $169 thousand, resulting in a deferred compensation liability of $2.6 million and $2.5 million as of year-end 2010 and 2009.

**Incentive Plans:** A long-term incentive plan provides for the payment of incentive rewards as a 15-year annuity to all directors and certain key officers. The plan expired December 31, 2009, and compensation expense is recognized over the service period. Payments under the plan generally do not begin until the earlier of January 1, 2015, or the January 1 immediately following the year in which the participant reaches age 65. There was no compensation expense related to this plan for 2010 and the compensation expense for 2009

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and 2008 was $2.3 million and $2.0 million, resulting in a liability of $15.4 million and $15.4 million as of year-end 2010 and 2009. In 2010 the Corporation adopted incentive compensation plans for 2010 that also expired December 31, 2010. These plans are interim with the intention of more developed plans starting in 2011. The plans were designed to reward key officers based on certain performance measures. The short-term plans will be paid out within 75 days of December 31, 2010 and the long-term plan vests over a three year period and will payout within 75 days of December 31, 2013. The compensation related to the three plans in 2010 was $2.2 million and resulted in a liability of $2.2 million at December 31, 2010.

**Income Taxes:** Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded

The Corporation recognizes interest and/or penalties related to income tax matters in income tax expense.

**Loan Commitments and Related Financial Instruments:** Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

**Earnings Per Share:** Earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. The Corporation does not have any potentially dilutive securities. Earnings and dividends per share are restated for stock splits and dividends through the date of issue of the financial statements.

**Comprehensive Income:** Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the funded status of the retirement plans, which are also recognized as separate components of equity.

**Loss Contingencies:** Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount of range of loss can be reasonably estimated. Management does not believe there are currently such matters that will have a material effect on the financial statements.

**Dividend Restriction:** Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

**Fair Value of Financial Instruments:** Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or market conditions could significantly affect the estimates.

**Operating Segment:** While the Corporation's chief decision-makers monitor the revenue streams of the various products and services, the operating results of significant segments are similar and operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all of the Corporation's financial service operations are considered by management to be aggregated in one reportable operating segment, which is banking.

**Adoption of New Accounting Standards**: In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments* (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The *credit loss* is determined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. ASC 320-10 was effective for interim and annual reporting periods ending June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. At adoption, the Corporation reversed $3.3 million (net of tax) of previously recognized impairment charges, representing the non-credit portion.

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (ASC 820-10). This FSP emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices would be needed to determine the appropriate fair value. The FSP, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009. The effect of adopting this new guidance was not material.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 2. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value of securities available-for-sale is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

For those securities that cannot be priced using quoted market prices or observable inputs, a Level 3 valuation is determined. These securities are primarily trust preferred securities and certain equity securities, which are priced using Level 3 due to current market illiquidity. The fair value of trust preferred securities is computed based upon discounted cash flows estimated using payment, default and recovery assumptions. Cash flows are discounted at appropriate market rates, including consideration of credit spreads and illiquidity discounts. The fair value of equity securities is derived through consideration of trading activity, if any, review of financial statements, industry trends and the valuation of comparative issuers. Due to current market conditions, as well as the limited trading activity of these securities, the market value of the securities is highly sensitive to assumption changes and market volatility.

The fair value of derivatives is based on valuation models using observable market data as of the measurement date (Level 2 inputs).

| | December 31, 2010 Fair Value Measurment Using | | | |
|---|---|---|---|---|
| (Dollar amounts in thousands) | Level 1 | Level 2 | Level 3 | Carrying Value |
| U.S. Government entity mortgage-backed securities | $ - | $ 2,073 | $ - | $ 2,073 |
| Mortgage-backed securities, residential | - | 302,423 | - | 302,423 |
| Mortgage-backed securities, commercial | - | 139 | - | 139 |
| Collateralized mortgage obligations | - | 94,457 | - | 94,457 |
| State and municipal obligations | - | 157,540 | - | 157,540 |
| Collateralized debt obligations | - | - | 2,190 | 2,190 |
| Corporate debt securities | - | - | - | - |
| Equity Securities | 506 | - | 1,518 | 2,024 |
| TOTAL | $ 506 | $ 556,632 | $ 3,708 | $ 560,846 |
| Derivative Assets | | $ 1,311 | | |
| Derivative Liabilities | | (1,311) | | |

| | December 31, 2009 Fair Value Measurment Using | | | |
|---|---|---|---|---|
| (Dollar amounts in thousands) | Level 1 | Level 2 | Level 3 | Carrying Value |
| U.S. Government entity mortgage-backed securities | $ - | $ 4,148 | $ - | $ 4,148 |
| Mortgage-backed securities, residential | - | 300,184 | - | 300,184 |
| Mortgage-backed securities, commercial | - | 168 | - | 168 |
| Collateralized mortgage obligations | - | 119,564 | - | 119,564 |
| State and municipal obligations | - | 148,733 | - | 148,733 |
| Collateralized debt obligations | - | - | 1,416 | 1,416 |
| Corporate debt securities | - | 7,072 | - | 7,072 |
| Equity Securities | 2,600 | - | 3,361 | 5,961 |
| TOTAL | $ 2,600 | $ 579,869 | $ 4,777 | $ 587,246 |
| Derivative Assets | | $ 889 | | |
| Derivative Liabilities | | (889) | | |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2010 and 2009.

| | Fair Value Measurments Using Significant Unobservable Inputs (Level 3) | |
|---|---|---|
| | 2010 | 2009 |
| Beginning balance, January 1 | $ 4,777 | $ 7,994 |
| Total realized/unrealized gains or losses | | |
| Included in earnings | (4,260) | (10,769) |
| Included in other comprehensive income | 3,872 | 7,651 |
| Settlements | (681) | (99) |
| Ending balance, December 31 | $ 3,708 | $ 4,777 |

Change in unrealized gains and losses recorded in earnings for the year ended December 31, 2010 for Level 3 assets that are still held at December 31, 2010 was related to fair value declines recorded as other-than-temporary impairment. Impaired loans disclosed in footnote 7, which are measured for impairment using the fair value of collateral, are valued at Level 3. They are carried at a fair value of $31.6 million, net of a valuation allowance of $5.9 million at December 31, 2010 and at a fair value of $19.3 million, net of a valuation allowance of $5.4 million at December 31, 2009. The impact to the provision for loan losses for the twelve months ended December 31, 2010 and December 31, 2009 was $750 thousand and $1.7 million, respectively. Fair value is measured based on the value of the collateral securing those loans and is determined using several methods. Generally, the fair value of real estate is determined based on appraisals by qualified licensed appraisers. If an appraisal is not available, the fair value may be determined by using a cash flow analysis, a broker's opinion of value, the net present value of future cash flows, or an observable market price from an active market. Fair value on non-real estate loans is determined using similar methods. Other real estate owned at December 31, 2010 with a value of $6.3 million was reduced $353 thousand for fair value adjustment. At December 31, 2010 other real estate owned was comprised of $3.3 million from commercial loans and $3.0 million from residential loans. Other real estate owned at December 31, 2009 with a value of $5.9 million was reduced $164 thousand for fair value adjustment.

The following table presents loans identified as impaired by class of loans as of December 31, 2020.

| (Dollar amounts in thousands) | Unpaid Principal Balance | Allowance for Loan Losses Allocated | Fair Value |
|---|---|---|---|
| Commercial | | | |
| Commercial & Industrial | $ 19,868 | $ 1,508 | $ 18,360 |
| Farmland | - | | - |
| Non Farm, Non Residential | 12,397 | 3,255 | 9,142 |
| Agriculture | - | | |
| All Other Commercial | 1,577 | 128 | 1,449 |
| Residential | | | |
| First Liens | 1,910 | 533 | 1,377 |
| Home Equity | - | | - |
| Junior Liens | 1,129 | 443 | 686 |
| Multifamily | 638 | | 638 |
| All Other Residential | - | | - |
| Consumer | | | |
| Motor Vehicle | - | | - |
| All Other Consumer | - | | - |
| TOTAL | $ 37,519 | $ 5,867 | $ 31,652 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts and estimated fair values of financial instruments are shown below. Carrying amount is the estimated fair value for cash and due from banks, federal funds sold, accrued interest receivable and payable, demand deposits, short-term and certain other borrowings, and variable-rate loans or deposits that reprice frequently and fully. Security fair values are determined as previously described. It is not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on their transferability. For the FDIC indemnification asset the carrying value is the estimated fair value as it represents amounts to be received from the FDIC in the near term. For fixed-rate loans or deposits, variable rate loans or deposits with infrequent repricing or repricing limits, and for longer-term borrowings, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is not considered material.

The carrying amount and estimated fair value of assets and liabilities are presented in the table below and were determined based on the above assumptions:

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| (Dollar amounts in thousands) | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Cash and due from banks | $ 58,511 | $ 58,511 | $ 84,371 | $ 84,371 |
| Federal funds sold | 5,104 | 5,104 | 21,576 | 21,576 |
| Securities available-for-sale | 560,846 | 560,846 | 587,246 | 587,246 |
| Federal Home Loan Bank stock | 23,654 | N/A | 26,181 | N/A |
| Loans, net | 1,617,810 | 1,607,895 | 1,612,327 | 1,604,412 |
| FDIC Indemnification Asset | 3,977 | 3,977 | 12,124 | 12,124 |
| Accrued interest receivable | 11,208 | 11,208 | 12,005 | 12,005 |
| Deposits | (1,903,043) | (1,909,874) | (1,789,701) | (1,798,059) |
| Short-term borrowings | (34,106) | (34,106) | (30,436) | (30,436) |
| Federal Home Loan Bank advances | (125,793) | (128,881) | (326,137) | (337,847) |
| Other borrowings | - | - | (6,600) | (6,600) |
| Accrued interest payable | (2,041) | (2,041) | (3,127) | (3,127) |

## 3. RESTRICTIONS ON CASH AND DUE FROM BANKS:

Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank that do not earn interest. The amount of those reserve balances was approximately $9.1 million and $8.2 million at December 31, 2010 and 2009, respectively.

## 4. SECURITIES:

The fair value of securities available-for-sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

| | December 31, 2010 | | | |
|---|---|---|---|---|
| | Amortized | Unrealized | | |
| (Dollar amounts in thousands) | Cost | Gains | Losses | Fair Value |
| U.S. Government entity mortgage-backed securities | $2,027 | $46 | $ - | $2,073 |
| Mortgage-backed securities, residential | 289,962 | 13,166 | (705) | 302,423 |
| Mortgage-backed securities, commercial | 136 | 3 | - | 139 |
| Collateralized mortgage obligations | 92,803 | 2,248 | (594) | 94,457 |
| State and municipal obligations | 152,633 | 5,318 | (411) | 157,540 |
| Collateralized debt obligations | 15,084 | - | (12,894) | 2,190 |
| Equity Securities | 1,729 | 295 | - | 2,024 |
| TOTAL | $554,374 | $21,076 | ($14,604) | $560,846 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Amortized | Unrealized | | |
| (Dollar amounts in thousands) | Cost | Gains | Losses | Fair Value |
| U.S. Government entity mortgage-backed securities | $4,103 | $45 | $ - | $4,148 |
| Mortgage-backed securities, residential | 285,964 | 14,260 | (40) | 300,184 |
| Mortgage-backed securities, commercial | 162 | 6 | - | 168 |
| Collateralized mortgage obligations | 116,330 | 3,334 | (100) | 119,564 |
| State and municipal obligations | 143,039 | 5,926 | (232) | 148,733 |
| Collateralized debt obligations | 19,253 | - | (17,837) | 1,416 |
| Corporate debt securities | 7,004 | 257 | (189) | 7,072 |
| Equity Securities | 5,668 | 1,462 | (1,169) | 5,961 |
| TOTAL | $581,523 | $25,290 | ($19,567) | $587,246 |

As of December 31, 2010, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders' equity.

Securities with a carrying value of approximately $227.3 million and $200.8 million at December 31, 2010 and 2009, respectively, were pledged as collateral for short-term borrowings and for other purposes.

Below is a summary of the gross gains and losses realized by the Corporation on investment sales during the years ended December 31, 2010, 2009 and 2008, respectively.

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Proceeds | $ 12,248 | $ - | $ 1,063 |
| Gross gains | 1,507 | - | 353 |
| Gross losses | (213) | - | - |

Additional gains of $27 thousand in 2010, $4 thousand in 2009 and $5 thousand in 2008 resulted from redemption premiums on called securities.

Contractual maturities of debt securities at year-end 2010 were as follows. Securities not due at a single maturity or with no maturity date, primarily mortgage-backed and equity securities, are shown separately.

| | Available-for-Sale | |
|---|---|---|
| (Dollar amounts in thousands) | Amortized Cost | Fair Value |
| Due in one year or less | $ 10,243 | $ 10,437 |
| Due after one but within five years | 35,651 | 37,517 |
| Due after five but within ten years | 45,636 | 47,695 |
| Due after ten years | 171,017 | 160,611 |
| | 262,547 | 256,260 |
| Mortgage-backed securities and equities | 291,827 | 304,586 |
| TOTAL | $ 554,374 | $ 560,846 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables show the securities' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2010 and 2009.

| | December 31, 2010 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | More Than 12 Months | | Total | |
| (Dollar amounts in thousands) | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Mortgage-backed securities, residential | $ 35,024 | $ (705) | $ - | $ - | $ 35,024 | $ (705) |
| Collateralized mortgage obligations | 25,338 | (594) | - | - | 25,338 | (594) |
| State and municipal obligations | 19,372 | (411) | - | - | 19,372 | (411) |
| Collateralized debt obligations | - | - | 2,190 | (12,894) | 2,190 | (12,894) |
| Total temporarily impaired securities | $ 79,734 | $ (1,710) | $ 2,190 | $ (12,894) | $ 81,924 | $ (14,604) |

| | December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | More Than 12 Months | | Total | |
| (Dollar amounts in thousands) | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Mortgage-backed securities, residential | $ 6,985 | $ (38) | $ 47 | $ (2) | $ 7,032 | $ (40) |
| Collateralized mortgage obligations | 6,094 | (100) | - | - | 6,094 | (100) |
| State and municipal obligations | 6,594 | (45) | 4,841 | (187) | 11,435 | (232) |
| Collateralized debt obligations | - | - | 1,416 | (17,837) | 1,416 | (17,837) |
| Corporate debt securities | - | - | 811 | (189) | 811 | (189) |
| Equity securities | 543 | (280) | 1,150 | (889) | 1,693 | (1,169) |
| Total temporarily impaired securities | $ 20,216 | $ (463) | $ 8,265 | $ (19,104) | $ 28,481 | $ (19,567) |

The Corporation held 697 investment securities with an amortized cost greater than fair value as of December 31, 2010. The unrealized losses on mortgage-backed and state and municipal obligations represent negative adjustments to market value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Management does not intend to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery. Management believes the value will recover as the securities approach maturity or market rates change.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI model.

Investment securities classified as available-for-sale or held-to-maturity are generally evaluated for OTTI under FASB ASC 320, *Investments—Debt and Equity Securities.* However, certain purchased beneficial interests, including non-agency mortgage-backed securities, asset-backed securities, and collateralized debt obligations, that had credit ratings at the time of purchase of below AA are evaluated using the model outlined in FASB ASC 325-40, *Beneficial Interests in Securitized Financial Assets.*

In determining OTTI under the FASB ASC-320 model, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

The second segment of the portfolio uses the OTTI guidance provided by FASB ASC-325 that is specific to purchase beneficial interests that, on the purchase date, were rated below AA. Under the FASB ASC-325 model, the Corporation compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. An OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

When OTTI occurs under either model, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gross unrealized losses on investment securities were $14.6 million as of December 31, 2010 and $19.6 million as of December 31, 2009. A majority of these losses represent negative adjustments to fair value relative to the illiquidity in the markets on the securities and not losses related to the creditworthiness of the issuer.

A significant portion of the total unrealized losses relates to collateralized debt obligations that were separately evaluated under FASB ASC 325-40, *Beneficial Interests in Securitized Financial Assets.* Based upon qualitative considerations, such as a downgrade in credit rating or further defaults of underlying issuers during the year, and an analysis of expected cash flows, we determined that four CDOs included in collateralized debt obligations were other-than-temporarily impaired. Those four CDO's have a contractual balance of $28.3 million at December 31, 2010 which has been reduced to $0.7 million by $0.3 million of interest payments received, $15.1 million of cumulative OTTI charges recorded through earnings to date, including $3.7 million recorded in 2010 and $12.2 million recorded in other comprehensive income. The severity of the OTTI recorded varies by security, based on the analysis described below, and ranges, at December 31, 2010 from 28% to 87%. The OTTI recorded in other comprehensive income represents OTTI due to factors other than credit loss, mainly current market illiquidity. These securities are collateralized by trust preferred securities issued primarily by bank holding companies, but certain pools do include a limited number of insurance companies. The market for these securities has become very illiquid, there are very few new issuances of trust preferred securities and the credit spreads implied by current prices have increased dramatically and remain very high, resulting in significant non-credit related impairment. The Corporation uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to determine if there are adverse changes in cash flows during the year. The OTTI model considers the structure and term of the CDO and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. Cash flows are projected using a forward rate LIBOR curve, as these CDOs are variable-rate instruments. An average rate is then computed using this same forward rate curve to determine an appropriate discount rate (3 month LIBOR plus margin ranging from 160 to 180 basis points). The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information, including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model include expected future default rates and prepayments. We assume no recoveries on defaults and treat all interest payment deferrals as defaults. In addition we use the model to "stress" each CDO, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the CDO could no longer fully support repayment of the Corporation's note class.

Collateralized debt obligations include one additional investment in a CDO consisting of pooled trust preferred securties in which the issuers are primarily banks. This CDO, with an amortized cost of $2.2 million and a fair value of $1.5 million, is currently rated BAA3 and is the senior tranche, is not in the scope of FASB ASC 325 as it was rated high investment grade at purchase, and is not considered to be other-than-temporarily impaired based on its credit quality. Its fair value is negatively impacted by the factors described above.

Management has consistently used Standard & Poors pricing to value these investments. There are a number of other pricing sources available to determine fair value for these investments. These sources utilize a variety of methods to determine fair value. The result is a wide range of estimates of fair value for these securities. The Standard & Poors pricing ranges from 1.38 to 3.49 while Moody's Investor Service pricing ranges from 1.30 to 24.56, with others falling somewhere in between. We recognize that the Standard & Poors pricing utilized is likely a conservative estimate, but have been consistent in using this source and its estimate of fair value.

Unrealized losses on equity securities at year end 2009 relate to investments in bank stocks held at the holding company. Bank stock values have been negatively impacted by the current economic environment and market pessimism. In 2009 the largest part of this unrealized loss ($753 or 64%) relates to the Corporation's ownership of stock in Fifth Third Corporation. In 2010 the holdings of this issuer were liquidated along with a majority of the equity holdings in order to retire debt. $549 thousand of OTTI was recognized on the stock of Fifth Third Corporation prior to its disposal.

The table below presents a rollforward of the credit losses recognized in earnings for the year ended December 31, 2010:

| (Dollar amounts in thousands) | 2010 | 2009 |
|---|---|---|
| Beginning balance, January 1, | $ 11,359 | $ 6,145 |
| Amounts related to credit loss for which other-than-temporary impairment was not previously recognized | (549) | 5,438 |
| Amounts realized for securities sold during the period | - | - |
| Reductions for increase in cash flows expected to be collected that are recognized over the remaining life of the security | - | - |
| Increases to the amount related to the credit loss for which other-than-temporary impairment was previously recognized | 4,260 | 5,331 |
| Adoption of new accounting guidance on OTTI | - | (5,555) |
| Ending balance, December 31, | $ 15,070 | $ 11,359 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 5. LOANS:

Loans are summarized as follows:

| (Dollar amounts in thousands) | December 31, 2010 | 2009 |
|---|---|---|
| Commercial | $ 896,107 | $ 870,977 |
| Residential | 437,576 | 447,379 |
| Consumer | 307,403 | 314,561 |
| Total gross loans | 1,641,086 | 1,632,917 |
| Less: unearned income | (940) | (1,153) |
| Allowance for loan losses | (22,336) | (19,437) |
| TOTAL | $ 1,617,810 | $ 1,612,327 |

Loans in the above summary include loans totaling $46.4 million that are subject to the FDIC loss share arrangement ("covered loans") discussed in footnote 6.

The Corporation periodically sells residential mortgage loans it originates based on the overall loan demand of the Corporation and the outstanding balances in the residential mortgage portfolio. At December 31, 2010 and 2009, loans held for sale included $ 3.4 million and $3.3 million, respectively, and are included in the totals above.

In the normal course of business, the Corporation's subsidiary banks make loans to directors and executive officers and to their associates. In 2010, the aggregate dollar amount of these loans to directors and executive officers who held office amounted to $42.0 million at the beginning of the year. During 2010, advances of $10.5 million, repayments of $15.3 million and increases of $0.2 million resulting from changes in personnel were made with respect to related party loans for an aggregate dollar amount outstanding of $37.4 million at December 31, 2010.

Loans serviced for others, which are not reported as assets, total $469.3 million and $460.3 million at year-end 2010 and 2009. Custodial escrow balances maintained in connection with serviced loans were $1.93 million and $1.47 million at year-end 2010 and 2009.

Activity for capitalized mortgage servicing rights (included in other assets) was as follows:

| (Dollar amounts in thousands) | December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Servicing rights: | | | |
| Beginning of year | $ 2,034 | $ 1,604 | $ 1,909 |
| Additions | 810 | 1,294 | 332 |
| Amortized to expense | (764) | (864) | (637) |
| End of year | $ 2,080 | $ 2,034 | $ 1,604 |

Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values were approximately $3.4 million and $3.0 million at year end 2010 and 2009. There was no valuation allowance in 2010 or 2009.

Fair value for 2010 was determined using a discount rate of 9%, prepayment speeds ranging from 160% to 700%, depending on the stratification of the specific right. Fair value at year end 2009 was determined using a discount rate of 9%, prepayment speeds ranging from 213% to 700%, depending on the stratification of the specific right. Mortgage servicing rights are amortized over 8 years, the expected life of the sold loans.

## 6. ACQUISITION AND FDIC INDEMNIFICATION ASSET:

On July 2, 2009, the Bank entered into a purchase and assumption agreement with the Federal Deposit Insurance Corporation ("FDIC") to assume all of the deposits (excluding brokered deposits) and certain assets of The First National Bank of Danville, a full-service commercial bank headquartered in Danville, Illinois, that had failed and been placed in receivership with the FDIC. The acquisition consisted of assets worth a fair value of approximately $151.8 million, including $77.5 million of loans, $24.2 million of investment securities, $31.0 million of cash and cash equivalents and $146.3 million of liabilities, including $145.7 million of deposits. A customer related core deposit intangible asset of $4.6 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately$14.6 million in cash from the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a gain of $5,1 million, which is included in non-interest income in the December 31, 2009 Consolidated Statement of Operations Under the loss-sharing agreement ("LSA"), the Bank will share in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $29 million, the FDIC has agreed to reimburse the Bank for 80 percent of the losses. On losses exceeding $29 million, the FDIC has agreed to reimburse the Bank for 95 percent of the losses. The loss-sharing agreement is subject to following servicing procedures as specified in the agreement with the FDIC. Loans acquired that are subject to the loss-sharing agreement with the FDIC are referred to as covered loans for disclosure purposes. Since the acquisition date the Bank has been reimbursed $13.1 million for losses and carrying expenses and currently carries a balance of $4.0 million. Included in the current balance is the estimate of $1.7 million for 80% of the loans subject to the loss-sharing agreement identified in the allowance for loan loss evaluation as future potential losses. This $1.7 million flows to the

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

income statement as a reduction of the provision for loan losses that was allocated to these loans.

FASB ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality,* applies to a loan with evidence of deterioration of credit quality since origination, acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. FASB ASC 310-30 prohibits carrying over or creating an allowance for loan losses upon initial recognition. The carrying amount of covered assets at December 31, 2010and 2009, consisted of loans accounted for in accordance with FASB ASC 310-30, loans not subject to FASB ASC 310-30 and other assets as shown in the following table:

| (Dollar amounts in thousands) | ASC 310-30 Loans | Non ASC 310-30 Loans | Other | 2010 Total |
|---|---|---|---|---|
| Loans | $ 10,948 | $ 35,485 | $ - | $ 46,433 |
| Foreclosed Assets | - | - | 2,586 | 2,586 |
| Total Covered Assets | $ 10,948 | $ 35,485 | $ 2,586 | $ 49,019 |

| (Dollar amounts in thousands) | ASC 310-30 Loans | Non ASC 310-30 Loans | Other | 2009 Total |
|---|---|---|---|---|
| Loans | $ 16,849 | $ 55,025 | $ - | $ 71,874 |
| Foreclosed Assets | - | - | 1,256 | 1,256 |
| Total Covered Assets | $ 16,849 | $ 55,025 | $ 1,256 | $ 73,130 |

The rollforward of the FDIC Indemnification asset is as follows:

| (Dollar amounts in thousands) | December 31, 2010 | 2009 |
|---|---|---|
| Beginning balance | $ 12,124 | $ - |
| Assessed value of intial indemnification asset | - | 12,098 |
| Accretion | 339 | - |
| Net changes in losses and expenses added | 4,570 | 26 |
| Reimbursements from the FDIC | (13,056) | - |
| TOTAL | $ 3,977 | $ 12,124 |

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC310-30 loans acquired in the acquisition were $31.6 million, the cash flows expected to be collected were $18.4 million including interest, and the estimated fair value of the loans was $16.7 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At December 31, 2010, a majority of these loans were valued based on the liquidation value of the underlying collateral, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. There was a $1.5 million allowance for credit losses related to these loans at December 31, 2010. On the acquisition date, the preliminary estimate of the contractually required payments receivable for all non FASB ASC310-30 loans acquired in the acquisition was $58.4 million and the estimated fair value of the loans was $60.7 million. The impact to the Corporation from the amortization and accretion of premiums and discounts was immaterial.

## 7. ALLOWANCE FOR LOAN LOSSES:

Changes in the allowance for loan losses are summarized as follows:

| (Dollar amounts in thousands) | December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Balance at beginning of year | $ 19,437 | $ 16,280 | $ 15,351 |
| Provision for loan losses * | 10,862 | 11,870 | 7,855 |
| Recoveries of loans previously charged off | 4,511 | 2,948 | 2,668 |
| Loans charged off | (12,474) | (11,661) | (9,594) |
| BALANCE AT END OF YEAR | $ 22,336 | $ 19,437 | $ 16,280 |

* Provision before reduction of $1,662 in 2010 for increases in the FDIC indemnification asset.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the allocation of the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method at December 31, 2010:

Allowance for Loan Losses:

| (Dollar amounts in thousands) | Commercial | Residential | Consumer | Unallocated | Total |
|---|---|---|---|---|---|
| Individually evaluated for impairment | $ 3,893 | $ 625 | $ - | $ - | $ 4,518 |
| Collectively evaluated for impairment | 7,788 | 1,897 | 4,551 | 2,103 | 16,339 |
| Acquired with deteriorated credit quality | 1,128 | 351 | - | - | 1,479 |
| BALANCE AT END OF YEAR | $ 12,809 | $ 2,873 | $ 4,551 | $ 2,103 | $ 22,336 |

Loans

| (Dollar amounts in thousands) | Commercial | Residential | Consumer | Total |
|---|---|---|---|---|
| Individually evaluated for impairment | $ 27,717 | $ 2,770 | $ - | $ 30,487 |
| Collectively evaluated for impairment | 863,790 | 435,231 | 308,903 | 1,607,924 |
| Acquired with deteriorated credit quality | 9,938 | 1,113 | 15 | 11,066 |
| BALANCE AT END OF YEAR | $ 901,445 | $ 439,114 | $ 308,918 | $1,649,477 |

The following table identifies loans classified as impaired.

| | December 31, | |
|---|---|---|
| (Dollar amounts in thousands) | 2010 | 2009 |
| Year-end loans with no allocated allowance for loan losses | $ 11,890 | $ 5,344 |
| Year-end loans with allocated allowance for loan losses | 25,629 | 19,330 |
| TOTAL | $ 37,519 | $ 24,674 |
| | | |
| Amount of the allowance for loan losses allocated | $ 5,867 | $ 5,438 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents loans individually evaluated for impairment by class of loan.

| | Unpaid Principal Balance | Recorded Investment | Allowance for Loan Losses Allocated |
|---|---|---|---|
| With no related allowance recorded: | | | |
| Commercial | | | |
| Commercial & Industrial | $ 8,935 | $ 8,993 | $ - |
| Farmland | - | - | - |
| Non Farm, Non Residential | 2,955 | 2,955 | - |
| Agriculture | - | - | - |
| All Other Commercial | - | - | - |
| Residential | | | |
| First Liens | - | - | - |
| Home Equity | - | - | - |
| Junior Liens | - | - | - |
| Multifamily | - | - | - |
| All Other Residential | - | - | - |
| Consumer | | | |
| Motor Vehicle | - | - | - |
| All Other Consumer | - | - | - |
| With an allowance recorded: | | | |
| Commercial | | | |
| Commercial & Industrial | 10,933 | 10,996 | 1,508 |
| Farmland | - | - | - |
| Non Farm, Non Residential | 9,442 | 9,442 | 3,255 |
| Agriculture | - | - | - |
| All Other Commercial | 1,577 | 1,577 | 128 |
| Residential | | | |
| First Liens | 1,910 | 1,910 | 533 |
| Home Equity | - | - | - |
| Junior Liens | 1,129 | 1,129 | 443 |
| Multifamily | 638 | 638 | - |
| All Other Residential | - | - | - |
| Consumer | | | |
| Motor Vehicle | - | - | - |
| All Other Consumer | - | - | - |
| TOTAL | $ 37,519 | $ 37,640 | $ 5,867 |

The table below presents non-performing loans.

| | December 31, | |
|---|---|---|
| (Dollar amounts in thousands) | 2010 | 2009 |
| Nonperforming loans: | | |
| Loans past due over 90 days still on accrual | 3,185 | 8,218 |
| Restructured loans | 17,094 | 90 |
| Non-accrual loans | 38,517 | 35,953 |

Covered loans included in loans past due over 90 days still on accrual are $377 thousand at December 31, 2010 and $4.4 million at December 31, 2009. Covered loans included in non-accrual loans are $8.7 million at December 31, 2010 and $7.5 million at December 31, 2009. Covered loans of $4.3 million are deemed impaired at December 31, 2010 and have allowance for loan loss allocated to them of $1.3 million. On December 31, 2009 there were $6.1 million of covered loans deemed impaired that had an allowance for loan loss allocated to them of $82 thousand. Non-performing loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Average of impaired loans during the year | $ 27,772 | $ 21,731 | $ 6,531 |
| Interest income recognized during impairment | 660 | 36 | 3 |
| Cash-basis interest income recognized | 57 | 19 | - |

The following table presents the recorded investment in nonperforming loans by class of loans.

| (Dollar amounts in thousands) | Loans Past Due Over 90 Day Still Accruing | Restructured | Nonaccrual |
|---|---|---|---|
| Commercial | | | |
| Commercial & Industrial | $ 1,462 | $ 13,671 | $ 11,677 |
| Farmland | - | - | 68 |
| Non Farm, Non Residential | 506 | - | 13,808 |
| Agriculture | - | - | 284 |
| All Other Commercial | 158 | - | 2,011 |
| Residential | | | |
| First Liens | 971 | 2,605 | 6,141 |
| Home Equity | 45 | - | - |
| Junior Liens | 66 | 928 | 1,454 |
| Multifamily | - | - | 990 |
| All Other Residential | - | - | 150 |
| Consumer | | | |
| Motor Vehicle | 91 | - | 259 |
| All Other Consumer | 4 | - | 1,675 |
| TOTAL | $ 3,303 | $ 17,204 | $ 38,517 |

The Corporation has allocated $657 thousand and $0 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2010 and 2009. The Corporation has not committed to lend additional amounts as of December 31, 2010 and 2009 to customers with outstanding loans that are classified as troubled debt restructurings.

The following table presents the aging of the recorded investment in loans by past due category and class of loans.

| (Dollar amounts in thousands) | 30-59 Days Past Due | 60-89 Days Past Due | Greater than 90 days Past Due | Total Past Due | Current | Total |
|---|---|---|---|---|---|---|
| Commercial | | | | | | |
| Commercial & Industrial | $ 2,619 | $ 882 | $ 3,868 | $ 7,369 | $ 405,319 | $ 412,688 |
| Farmland | 63 | 198 | - | 261 | 71,672 | 71,933 |
| Non Farm, Non Residential | 761 | 1,763 | 4,366 | 6,890 | 260,685 | 267,575 |
| Agriculture | 55 | - | 284 | 339 | 85,275 | 85,614 |
| All Other Commercial | - | 135 | 283 | 418 | 63,217 | 63,635 |
| Residential | | | | | | |
| First Liens | 5,405 | 1,649 | 3,793 | 10,847 | 310,722 | 321,569 |
| Home Equity | 78 | 11 | 45 | 134 | 38,638 | 38,772 |
| Junior Liens | 287 | 165 | 175 | 627 | 33,394 | 34,021 |
| Multifamily | 706 | - | 352 | 1,058 | 32,605 | 33,663 |
| All Other Residential | 144 | - | - | 144 | 10,945 | 11,089 |
| Consumer | | | | | | |
| Motor Vehicle | 2,994 | 378 | 91 | 3,463 | 279,029 | 282,492 |
| All Other Consumer | 138 | 23 | 6 | 167 | 26,259 | 26,426 |
| TOTAL | $ 13,250 | $ 5,204 | $ 13,263 | $ 31,717 | $ 1,617,760 | $ 1,649,477 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Credit Quality Indicators:**

The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial loans, with an outstanding balance greater than $50 thousand. Any consumer loans outstanding to a borrower who had commercial loans analyzed will be similarly risk rated. This analysis is performed on a quarterly basis. The Corporation uses the following definitions for risk ratings:

**Special Mention:** Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

**Substandard:** Loans classified as substandard are inadequately protected by the current net worth and debt service capacity of the borrower or of any pledged collateral. These loans have a well-defined weakness or weaknesses which have clearly jeopardized repayment of principal and interest as originally intended. They are characterized by the distinct possibility that the institution will sustain some future loss if the deficiencies are not corrected.

**Doubtful:** Loans classified as doubtful have all the weaknesses inherent in those graded substandard, with the added characteristic that the severity of the weaknesses makes collection or liquidation in full highly questionable or improbable based upon currently existing facts, conditions, and values.

Furthermore, non-homogeneous loans which were not individually analyzed, but are 90+ days past due or on non-accrual are classified as substandard. Loans included in homogeneous pools, such as residential or consumer, may be classified as substandard due to 90+ days delinquency, non-accrual status, bankruptcy, or loan restructuring.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $50 thousand or are included in groups of homogeneous loans. As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

| (Dollar amounts in thousands) | Pass | Special Mention | Substandard | Doubtful | Not Rated | Total |
|---|---|---|---|---|---|---|
| Commercial | | | | | | |
| Commercial & Industrial | $ 311,258 | $ 26,956 | $ 63,334 | $ 2,910 | $ 6,977 | $ 411,435 |
| Farmland | 66,920 | 1,535 | 1,691 | 68 | 109 | 70,323 |
| Non Farm, Non Residential | 208,847 | 29,399 | 24,579 | 3,364 | 544 | 266,733 |
| Agriculture | 82,275 | 602 | 1,008 | 284 | 154 | 84,323 |
| All Other Commercial | 52,704 | 6,188 | 2,799 | 468 | 1,134 | 63,293 |
| Residential | | | | | | |
| First Liens | 93,887 | 6,201 | 7,495 | 2,944 | 209,804 | 320,331 |
| Home Equity | 8,641 | 4,447 | 427 | 23 | 25,200 | 38,738 |
| Junior Liens | 4,796 | 107 | 1,733 | 167 | 27,090 | 33,893 |
| Multifamily | 22,678 | 8,516 | 1,255 | 990 | 127 | 33,566 |
| All Other Residential | 1,349 | - | 26 | - | 9,673 | 11,048 |
| Consumer | | | | | | |
| Motor Vehicle | 12,902 | 331 | 492 | 29 | 267,424 | 281,178 |
| All Other Consumer | 3,945 | 64 | 174 | 42 | 22,000 | 26,225 |
| TOTAL | $ 870,202 | $ 84,346 | $ 105,013 | $ 11,289 | $ 570,236 | $ 1,641,086 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 8. PREMISES AND EQUIPMENT:

Premises and equipment are summarized as follows:

| (Dollar amounts in thousands) | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Land | $ 7,581 | $ 7,305 |
| Building and leasehold improvements | 42,367 | 41,964 |
| Furniture and equipment | 34,700 | 33,520 |
| | 84,648 | 82,789 |
| Less accumulated depreciation | (49,957) | (47,238) |
| TOTAL | $ 34,691 | $ 35,551 |

Aggregate depreciation expense was $3.27 million, $3.25 million and $3.11 million for 2010, 2009 and 2008, respectively.

## 9. GOODWILL AND INTANGIBLE ASSETS:

The Corporation completed its annual impairment testing of goodwill during the second quarter of 2010 and 2009. Management does not believe any amount of goodwill is impaired.

Intangible assets subject to amortization at December 31, 2010 and 2009 are as follows:

| | 2010 | | 2009 | |
|---|---|---|---|---|
| (Dollar amounts in thousands) | Gross Amount | Accumulated Amortization | Gross Amount | Accumulated Amortization |
| Customer list intangible | $ 4,055 | $ 3,222 | $ 3,446 | $ 2,912 |
| Core deposit intangible | 6,546 | 3,231 | 6,546 | 2,164 |
| | $ 10,601 | $ 6,453 | $ 9,992 | $ 5,076 |

In late December 2010 Forrest Sherer, Inc. paid $609 thousand to acquire an insurance agency. The only identifiable asset purchased was a customer list intangible of $609.

Aggregate amortization expense was $1.38 million, $950 thousand and $425 thousand for 2010, 2009 and 2008, respectively.

Estimated amortization expense for the next five years is as follows:

| | In thousands |
|---|---|
| 2011 | $ 1,059 |
| 2012 | 801 |
| 2013 | 666 |
| 2014 | 468 |
| 2015 | 337 |

## 10. DEPOSITS:

Scheduled maturities of time deposits for the next five years are as follows:

| | |
|---|---|
| 2011 | $ 382,466 |
| 2012 | 145,184 |
| 2013 | 69,904 |
| 2014 | 41,782 |
| 2015 | 12,583 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 11. SHORT-TERM BORROWINGS:

A summary of the carrying value of the Corporation's short-term borrowings at December 31, 2010 and 2009 is presented below:

| (Dollar amounts in thousands) | 2010 | 2009 |
|---|---|---|
| Federal funds purchased | $ 3,310 | $ 5,754 |
| Repurchase-agreements | 28,936 | 22,578 |
| Other short-term borrowings | 1,860 | 2,104 |
| | $ 34,106 | $ 30,436 |

| (Dollar amounts in thousands) | 2010 | 2009 |
|---|---|---|
| Average amount outstanding | $ 39,753 | $ 53,930 |
| Maximum amount outstanding at a month end | 47,209 | 95,568 |
| Average interest rate during year | 0.82% | 1.00% |
| Interest rate at year-end | 0.83% | 1.37% |

Federal funds purchased are generally due in one day and bear interest at market rates. Other borrowings, primarily note payable—U.S. government, are due on demand, secured by a pledge of securities and bear interest at market rates. Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance. The Corporation maintains possession of and control over these securities.

## 12. OTHER BORROWINGS:

Other borrowings at December 31, 2010 and 2009 are summarized as follows:

| (Dollar amounts in thousands) | 2010 | 2009 |
|---|---|---|
| FHLB advances | $ 125,793 | $ 326,137 |
| City of Terre Haute, Indiana economic development revenue bonds | - | 6,600 |
| TOTAL | $ 125,793 | $ 332,737 |

The aggregate minimum annual retirements of other borrowings are as follows:

| | |
|---|---|
| 2011 | $ 2,050 |
| 2012 | 20,000 |
| 2013 | 56,000 |
| 2014 | 45,000 |
| 2015 | 2,000 |
| Thereafter | 743 |
| | $ 125,793 |

The Corporation's subsidiary banks are members of the Federal Home Loan Bank (FHLB) of Indianapolis and accordingly are permitted to obtain advances. The advances from the FHLB, aggregating $125.8 million at December 31, 2010, and $326.1 million at December 31, 2009, accrue interest, payable monthly, at annual rates, primarily fixed, varying from 3.1% to 6.6% in 2010 and 3.2% to 6.6% in 2009. The advances are due at various dates through August 2017. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $33.1 million at December 31, 2010, and $217.6 million at December 31, 2009, and a blanket pledge on real estate loan collateral. Based on this collateral and the Corporation's holdings of FHLB stock, the Corporation is eligible to borrow up to $227.7 million at year end 2010. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty.

The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 0.27% at December 31, 2009, is determined by a formula which considers rates for comparable bonds and is adjusted periodically. The bonds are collateralized by a first mortgage on the Corporation's headquarters building. The bonds mature December 1, 2015, but were retired during 2010.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 13. INCOME TAXES:

Income tax expense is summarized as follows:

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Federal: | | | |
| Currently payable | $ 15,582 | $ 8,721 | $ 12,238 |
| Deferred | (4,850) | (1,574) | (4,727) |
| | 10,732 | 7,147 | 7,511 |
| State: | | | |
| Currently payable | 2,325 | 877 | 712 |
| Deferred | (1,090) | (469) | (420) |
| | 1,235 | 408 | 292 |
| TOTAL | $ 11,967 | $ 7,555 | $ 7,803 |

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is summarized as follows:

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Federal income taxes computed at the statutory rate | $14,004 | $10,596 | $11,400 |
| Add (deduct) tax effect of: | | | |
| Tax exempt income | (3,400) | (3,521) | (3,505) |
| State tax, net of federal benefit | 803 | 265 | 189 |
| Affordable housing credits | - | - | (30) |
| Other, net | 560 | 215 | (251) |
| TOTAL | $11,967 | $7,555 | $7,803 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2010 and 2009, are as follows:

| (Dollar amounts in thousands) | 2010 | 2009 |
|---|---|---|
| Deferred tax assets: | | |
| Other than temporary impairment | $ 5,995 | $ 4,486 |
| Net unrealized losses on retirement plans | 8,512 | 7,236 |
| Loan losses provision | 9,315 | 7,717 |
| Deferred compensation | 8,035 | 7,118 |
| Compensated absences | 723 | 633 |
| Post-retirement benefits | 1,971 | 1,785 |
| Other | 1,333 | 1,288 |
| GROSS DEFERRED ASSETS | 35,884 | 30,263 |
| Deferred tax liabilities: | | |
| Net unrealized gains on securities available-for-sale | (2,589) | (2,290) |
| Depreciation | (1,578) | (1,496) |
| Federal Home Loan Bank stock dividends | (96) | (456) |
| Mortgage servicing rights | (827) | (807) |
| Pensions | (1,865) | (2,385) |
| Deferred gain on acquisition | (666) | (2,039) |
| Other | (2,260) | (1,704) |
| GROSS DEFERRED LIABILITIES | (9,881) | (11,177) |
| NET DEFERRED TAX ASSETS (LIABILITIES) | $ 26,003 | $ 19,086 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrecognized Tax Benefits — A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Balance at January 1 | $ 660 | $ 549 | $ 803 |
| Additions based on tax positions related to the current year | 113 | 111 | 47 |
| Additions based on tax positions related to prior years | 181 | | |
| Reductions for tax positions of prior years | - | - | (291) |
| Reductions due to the statute of limitations | (53) | - | - |
| Settlements | - | - | (10) |
| Balance at December 31 | $ 901 | $ 660 | $ 549 |

Of this total, $901 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Corporation does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

The total amount of interest and penalties recorded in the income statement for the years ended December 31, 2010, 2009 and 2008 was an expense increase of $43 and $9, and a reduction of $48, respectively. The amount accrued for interest and penalties at December 31, 2010, 2009 and 2008 was $116, $73 and $64, respectively.

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Indiana and Illinois. The Corporation is no longer subject to examination by taxing authorities for years before 2007.

## 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include conditional commitments and commercial letters of credit. The financial instruments involve to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is limited generally by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated financial statements.

Commitment and contingent liabilities are summarized as follows at December 31:

| (Dollar amounts in thousands) | 2010 | 2009 |
|---|---|---|
| Home Equity | $ 44,236 | $ 43,385 |
| Commercial Operating Lines | 203,991 | 206,294 |
| Other Commitments | 45,436 | 40,480 |
| TOTAL | $ 293,663 | $ 290,159 |
| | | |
| Commercial letters of credit | $ 13,414 | $ 15,791 |

The majority of commercial operating lines and home equity lines are variable rate, while the majority of other commitments to fund loans are fixed rate. Since many commitments to make loans expire without being used, these amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items. The approximate duration of these commitments is generally one year or less.

**Derivatives:** The Corporation enters into derivative instruments for the benefit of its customers. At the inception of a derivative contract, the Corporation designates the derivative as an instrument with no hedging designation ("standalone derivative"). Changes in the fair value of derivatives are reported currently in earnings as non-interest income. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income.

First Financial Bank offers clients the ability on certain transactions to enter into interest rate swaps. Typically, these are pay fixed, receive floating swaps used in conjunction with commercial loans. These derivative contracts do not qualify for hedge accounting. The Bank hedges the exposure to these contracts by entering into offsetting contracts with substantially matching terms. The notional amount of these interest rate swaps was $30.5 and $32.6 million at December 31, 2010 and 2009. The fair value of these contracts combined was zero, as gains offset losses. The gross gain and loss associated with these interest rate swaps was $1.3 million and $889 thousand at December 31, 2010 and 2009.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 15. RETIREMENT PLANS:

Substantially all employees of the Corporation are covered by a retirement program that consists of a defined benefit plan and an employee stock ownership plan (ESOP). Plan assets consist primarily of the Corporation's stock and obligations of U.S. Government agencies. Benefits under the defined benefit plan are actuarially determined based on an employee's service and compensation, as defined, and funded as necessary.

Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation's Board of Directors. The Corporation made contributions to the defined benefit plan of $1.30 million, $1.20 million and $1.73 million in 2010, 2009 and 2008. The Corporation contributed $1.35 million, $971 thousand and $1.28 million to the ESOP in 2010, 2009 and 2008.

The Corporation uses a measurement date of December 31, 2010.

Net periodic benefit cost and other amounts recognized in other comprehensive income included the following components:

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Service cost - benefits earned | $ 3,093 | $ 3,100 | $ 3,031 |
| Interest cost on projected benefit obligation | 3,313 | 3,296 | 2,908 |
| Expected return on plan assets | (3,400) | (3,857) | (3,292) |
| Net amortization and deferral | 964 | 625 | 711 |
| Net periodic pension cost | 3,970 | 3,164 | 3,358 |
| | | | |
| Net loss (gain) during the period | 4,466 | 4,762 | - |
| Amortization of prior service cost | 18 | 29 | 18 |
| Amortization of unrecognized gain (loss) | (982) | (353) | (729) |
| Total recognized in other comprehensive income (loss) | 3,502 | 4,438 | (711) |
| | | | |
| Total recognized net periodic pension cost and other comprehensive income | $ 7,472 | $ 7,602 | $ 2,647 |

The estimated net loss and prior service costs for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $986 thousand and $166 thousand.
The information below sets forth the change in projected benefit obligation, reconciliation of plan assets, and the funded status of the Corporation's retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

| (Dollar amounts in thousands) | 2010 | 2009 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation at January 1 | $ 55,914 | $ 56,476 |
| Service cost | 3,093 | 3,100 |
| Interest cost | 3,313 | 3,296 |
| Amendment | 2,315 | - |
| Actuarial (gain) loss | 4,820 | (4,672) |
| Benefits paid | (2,449) | (2,286) |
| Benefit obligation at December 31 | 67,006 | 55,914 |
| | | |
| Reconciliation of fair value of plan assets: | | |
| Fair value of plan assets at January 1 | 42,199 | 47,892 |
| Actual return on plan assets | 6,070 | (5,578) |
| Employer contributions | 2,644 | 2,171 |
| Benefits paid | (2,449) | (2,286) |
| Fair value of plan assets at December 31 | 48,464 | 42,199 |
| Funded status at December 31 (plan assets less benefit obligation) | $ (18,542) | $ (13,715) |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in accumulated other comprehensive income at December 31, 2010 and 2009 consist of:

| (Dollar amounts in thousands) | 2010 | 2009 |
|---|---|---|
| Net loss (gain) | $ 19,164 | $ 17,994 |
| Prior service cost (credit) | 2,259 | (74) |
| | $ 21,423 | $ 17,920 |

The accumulated benefit obligation for the defined benefit pension plan was $55,304 and $45,964 at year-end 2010 and 2009.

| Principal assumptions used: | 2010 | 2009 |
|---|---|---|
| Discount rate | 5.54% | 5.96% |
| Rate of increase in compensation levels | 3.75 | 3.75 |
| Expected long-term rate of return on plan assets | 8.00 | 8.00 |

The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan's target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.

**Plan Assets** — The Corporation's pension plan weighted-average asset allocation for the years 2010 and 2009 by asset category are as follows:

| ASSET CATEGORY | Pension Plan Target Allocation 2011 | ESOP Target Allocation 2011 | Pension Pecentage of Plan Assets at December 31, 2010 | 2009 | ESOP Pecentage of Plan Assets at December 31, 2010 | 2009 |
|---|---|---|---|---|---|---|
| Equity securities | 61-63% | 99-100% | 64% | 57% | 100% | 100% |
| Debt securities | 33-36% | 0-0 | 33% | 35% | 0% | 0% |
| Other | 1-6% | 0-1 | 3% | 8% | 0% | 0% |
| TOTAL | | | 100% | 100% | 100% | 100% |

**Fair Value of Plan Assets** — Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Corporation used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

**Equity, Debt, Investment Funds and Other Securities** — The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

The fair value of the plan assets at December 31, 2010 and 2009, by asset category, is as follows:

| | | Fair Value Measurments at December 31, 2010 Using: | | |
|---|---|---|---|---|
| (Dollar amounts in thousands) | Carrying Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Obsevable Inputs (Level 2) | Significant Obsevable Inputs (Level 3) |
| Plan assets | | | | |
| Equity securities | $ 41,405 | $ 41,405 | $ - | $ - |
| Debt securities | 5,504 | - | 5,504 | - |
| Investment Funds | 1,555 | 1,555 | - | - |
| Total plan assets | $ 48,464 | $ 42,960 | $ 5,504 | $ - |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| (Dollar amounts in thousands) | Carrying Value | Fair Value Measurments at December 31, 2009 Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Obsevable Inputs (Level 2) | Significant Obsevable Inputs (Level 3) |
|---|---|---|---|---|
| Plan assets | | | | |
| Equity securities | $ 32,583 | $ 32,583 | $ - | $ - |
| Debt securities | 8,133 | - | 8,133 | - |
| Investment Funds | 1,483 | 1,483 | - | - |
| Total plan assets | $ 42,199 | $ 34,066 | $ 8,133 | $ - |

The investment objective for the retirement program is to maximize total return without exposure to undue risk. Asset allocation favors equities, with a target allocation of approximately 88%. This target includes the Corporation's ESOP, which is 100% invested in corporate stock. Other investment allocations include fixed income securities and cash.

The plan is prohibited from investing in the following: private placement equity and debt transactions; letter stock and uncovered options; short-sale margin transactions and other specialized investment activity; and fixed income or interest rate futures. All other investments not prohibited by the plan are permitted.

Equity securities include First Financial Corporation common stock in the amount of $29.7 million (61 percent of total plan assets) and $25.3 million (60 percent of total plan assets) at December 31, 2010 and 2009, respectively. Other equity securities are predominantly stocks in large cap U.S. companies.

**Contributions** — The Corporation expects to contribute $4.9 million to its pension plan and $1.4 million to its ESOP in 2010.

**Estimated Future Payments** — The following benefit payments, which reflect expected future service, are expected:

| PENSION BENEFITS (Dollar amounts in thousands) | |
|---|---|
| 2011 | $ 1,089 |
| 2012 | 1,294 |
| 2013 | 1,351 |
| 2014 | 1,693 |
| 2015 | 1,959 |
| 2016-2020 | 12,887 |

**Supplemental Executive Retirement Plan** — The Corporation has established a Supplemental Executive Retirement Plan (SERP) for certain executive officers. The provisions of the SERP allow the Plan's participants who are also participants in the Corporation's defined benefit pension plan to receive supplemental retirement benefits to help recompense for benefits lost due to the imposition of IRS limitations on benefits under the Corporation's tax qualified defined benefit pension plan. Expenses related to the plan were $241 thousand in 2010 and $196 thousand in 2009. The plan is unfunded and has a measurement date of December 31. The amounts recognized in other comprehensive income in the current year are as follows:

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net loss (gain) during the period | $ (90) | $ - | $ - |
| Amortization of prior service cost | (74) | (74) | (74) |
| Amortization of unrecognized gain (loss) | 66 | (37) | 5 |
| Total recognized in other comprehensive income (loss) | $ (98) | $ (111) | $ (69) |

The Corporation has $1.3 million and $1.2 million recognized in the balance sheet as a liability at December 31, 2010 and 2009. Amounts in accumulated other comprehensive income consist of $170 thousand net gain and $74 thousand in prior service cost at December 31, 2010 and $146 thousand net gain and $148 thousand in prior service cost at December 31, 2009. The estimated gain and prior service costs for the SERP that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $39 thousand and $74 thousand.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Estimated Future Payments** — The following benefit payments, which reflect expected future service, are expected:

| SERP BENEFITS (Dollar amounts on thousands) | |
|---|---|
| 2011 | $ - |
| 2012 | 131 |
| 2013 | 130 |
| 2014 | 128 |
| 2015 | 126 |
| 2016-2020 | 600 |

The Corporation also provides medical benefits to its employees subsequent to their retirement. The Corporation uses a measurement date of December 31, 2010. Accrued post-retirement benefits as of December 31, 2010 and 2009 are as follows:

| | December 31, | |
|---|---|---|
| (Dollar amounts in thousands) | 2010 | 2009 |
| Change in benefit obligation: | | |
| Benefit obligation at January 1 | $ 4,425 | $ 4,248 |
| Service cost | 63 | 109 |
| Interest cost | 218 | 240 |
| Plan participants' contributions | 67 | 26 |
| Actuarial (gain) loss | - | 16 |
| Benefits paid | (273) | (214) |
| Benefit obligation at December 31 | $ 4,500 | $ 4,425 |
| Funded status at December 31 | $ 4,500 | $ 4,425 |

Amounts recognized in accumulated other comprehensive income consist of a net loss of $575 thousand and $180 thousand in transition obligation at December 31, 2010 and $410 thousand net loss and $241 thousand in transition obligation at December 31, 2009. The post-retirement benefits paid in 2010 and 2009 of $273 thousand and $214 thousand, respectively, were fully funded by company and participant contributions.

The estimated transition obligation for the post-retirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $60 thousand.

Weighted average assumptions at December 31:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Discount rate | 5.54% | 5.25% |
| Initial weighted health care cost trend rate | 7.50 | 7.50 |
| Ultimate health care cost trend rate | 5.00 | 5.00 |
| Year that the rate is assumed to stabilize and remain unchanged | 2014 | 2013 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Post-retirement health benefit expense included the following components:

| (Dollar amounts in thousands) | Years Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Service cost | $ 64 | $ 70 | $ 125 |
| Interest cost | 218 | 240 | 238 |
| Amortization of transition obligation | 60 | 60 | 60 |
| Recognized actuarial loss | 12 | - | 11 |
| Net periodic benefit cost | $ 354 | $ 370 | $ 434 |
| | | | |
| Net loss (gain) during the period | $ - | $ - | $ - |
| Amortization of prior service cost | (60) | (60) | (60) |
| Amortization of unrecognized gain (loss) | (153) | (110) | (11) |
| Total recognized in other comprehensive income (loss) | $ (213) | $ (170) | $ (71) |
| Total recognized net periodic benefit cost and other comprehensive income | $ 141 | $ 200 | $ 363 |

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

| (Dollar amounts in thousands) | 1% Point Increase | 1% Point Decrease |
|---|---|---|
| Effect on total of service and interest cost components | $ 51 | $ (47) |
| Effect on post-retirement benefit obligation | 4 | (4) |

**Contributions** — The Corporation expects to contribute $210 thousand to its other post-retirement benefit plan in 2011.

**Estimated Future Payments** — The following benefit payments, which reflect expected future service, are expected:

| Post-Retirement Medical Benefits (Dollar amounts in thousands) | |
|---|---|
| 2011 | $ 233 |
| 2012 | 247 |
| 2013 | 249 |
| 2014 | 255 |
| 2015 | 263 |
| 2016-2020 | 1,390 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 16. OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) components and related taxes were as follows:

| (Dollar amounts in thousands) | December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Unrealized holding gains and (losses) on securities available-for-sale | $ (6,291) | $ 9,950 | $ (19,580) |
| Change in unrealized gains (losses) on securities available-for-sale for which a portion of OTTI has been recognized in earnings | $ 4,101 | $ (2,599) | $ - |
| Reclassification adjustments for (gains) and losses later recognized in income | 2,939 | 10,765 | 5,787 |
| Reclassification adjustment for prior OTTI charges | | (5,555) | - |
| Net unrealized gains and (losses) | 749 | 12,561 | (13,793) |
| Tax effect | (300) | (5,025) | 5,517 |
| Other comprehensive income (loss) | $ 449 | $ 7,536 | $ (8,276) |
| | | | |
| Unrecognized gains and (losses) on benefit plans | $ (4,376) | $ (4,762) | $ - |
| Amortization of prior service cost included in net periodic pension cost | 116 | 105 | 116 |
| Amortization of unrecognized gains (losses) included in net periodic pension cost | 1,069 | 500 | 735 |
| Benefit plans, net | (3,191) | (4,157) | 851 |
| Tax Effect | 1,277 | 1,663 | (340) |
| Other comprehensive income (loss) | $ (1,914) | $ (2,494) | $ 511 |

The following is a summary of the accumulated other comprehensive income balances, net of tax:

| (Dollar amounts in thousands) | Balance at 12/31/2009 | Current Period Change | Balance at 12/31/2010 |
|---|---|---|---|
| Unrealized gains (losses) on securities available-for-sale | $ 3,434 | $ 449 | $ 3,883 |
| Unrealized loss on retirement plans | (11,338) | (1,914) | (13,252) |
| TOTAL | $ (7,904) | $ (1,465) | $ (9,369) |

## 17. REGULATORY MATTERS:

The Corporation and its bank affiliates are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements.

Further, the Corporation's primary source of funds to pay dividends to shareholders is dividends from its subsidiary banks and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliates to pay dividends. At December 31, 2010, approximately $27.2 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the Corporation without regulatory approval. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Banks must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Banks to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 2010 and 2009, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the respective regulatory agencies categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the banks' category.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the actual and required capital amounts and related ratios for the Corporation and First Financial Bank, N.A., at year-end 2010 and 2009.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| (Dollar amounts in thousands) | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **Total risk-based capital** | | | | | | |
| Corporation – 2010 | $341,965 | 17.82% | $153,497 | 8.00% | N/A | N/A |
| Corporation – 2009 | $321,604 | 16.44% | $156,502 | 8.00% | N/A | N/A |
| First Financial Bank – 2010 | 320,247 | 17.29% | 148,185 | 8.00% | 185,231 | 10.00% |
| First Financial Bank – 2009 | 305,100 | 16.09% | 151,688 | 8.00% | 189,611 | 10.00% |
| **Tier I risk-based capital** | | | | | | |
| Corporation – 2010 | $319,629 | 16.66% | $76,748 | 4.00% | N/A | N/A |
| Corporation – 2009 | $302,167 | 15.45% | $78,251 | 4.00% | N/A | N/A |
| First Financial Bank – 2010 | 301,232 | 16.26% | 74,093 | 4.00% | 111,139 | 6.00% |
| First Financial Bank – 2009 | 288,791 | 15.23% | 75,844 | 4.00% | 113,766 | 6.00% |
| **Tier I leverage capital** | | | | | | |
| Corporation – 2010 | $319,629 | 12.68% | $100,847 | 4.00% | N/A | N/A |
| Corporation – 2009 | $302,167 | 12.01% | $100,630 | 4.00% | N/A | N/A |
| First Financial Bank – 2010 | 301,232 | 12.37% | 97,420 | 4.00% | 121,776 | 5.00% |
| First Financial Bank – 2009 | 288,791 | 11.86% | 97,393 | 4.00% | 121,742 | 5.00% |

## 18. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

The parent company's condensed balance sheets as of December 31, 2010 and 2009, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 2010, are as follows:

CONDENSED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| (Dollar amounts in thousands) | 2010 | 2009 |
| ASSETS | | |
| Cash deposits in affiliated banks | $ 9,269 | $ 9,005 |
| Investments in subsidiaries | 317,415 | 305,380 |
| Land and headquarters building, net | 5,174 | 5,349 |
| Other | 2,980 | 6,710 |
| Total Assets | $ 334,838 | $ 326,444 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| **Liabilities** | | |
| Borrowings (including $1.0 million from subsidiary) | $ - | $ 7,636 |
| Dividends payable | 6,050 | 5,908 |
| Other liabilities | 7,071 | 6,417 |
| TOTAL LIABILITIES | 13,121 | 19,961 |
| **Shareholders' Equity** | 321,717 | 306,483 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 334,838 | $ 326,444 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF INCOME

| (Dollar amounts in thousands) | Years Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Dividends from subsidiaries | $ 16,400 | $ 14,300 | $ 14,836 |
| Other income | 1,279 | 816 | 1,010 |
| Interest on borrowings | (70) | (121) | (362) |
| Other operating expenses | (4,314) | (3,462) | (3,342) |
| Income before income taxes and equity in undistributed earnings of subsidiaries | 13,295 | 11,533 | 12,142 |
| Income tax benefit | 1,248 | 1,092 | 1,124 |
| Income before equity in undistributed earnings of subsidiaries | 14,543 | 12,625 | 13,266 |
| Equity in undistributed earnings of subsidiaries | 13,501 | 10,095 | 11,503 |
| Net income | $ 28,044 | $ 22,720 | $ 24,769 |

CONDENSED STATEMENTS OF CASH FLOWS

| (Dollar amounts in thousands) | Years Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net Income | $ 28,044 | $ 22,720 | $ 24,769 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 262 | 250 | 263 |
| Equity in undistributed earnings | (13,501) | (10,095) | (11,503) |
| Contribution of shares to ESOP | 1,347 | 971 | 1,277 |
| Securities impairment loss recognized in earnings | 549 | - | - |
| Securities (gains) losses | (1,048) | - | - |
| Increase (decrease) in other liabilities | 655 | (167) | 638 |
| (Increase) decrease in other assets | (832) | 638 | 1,010 |
| NET CASH FROM OPERATING ACTIVITIES | 15,476 | 14,317 | 16,454 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Sales of securities available-for-sale | 4,999 | - | - |
| Purchase of investment securities | (12) | (19) | (928) |
| Purchase of furniture and fixtures | (13) | (21) | (4) |
| NET CASH FROM INVESTING ACTIVITIES | 4,974 | (40) | (932) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Principal payments on borrowings | (7,636) | - | (2,400) |
| Purchase of treasury stock | (610) | (616) | (1,464) |
| Dividends paid | (11,940) | (11,806) | (11,548) |
| NET CASH FROM FINANCING ACTIVITES | (20,186) | (12,422) | (15,412) |
| NET (DECREASE) INCREASE IN CASH | 264 | 1,855 | 110 |
| CASH, BEGINNING OF YEAR | 9,005 | 7,150 | 7,040 |
| CASH, END OF YEAR | $ 9,269 | $ 9,005 | $ 7,150 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 87 | $ 124 | $ 358 |
| Income taxes | $ 15,713 | $ 13,485 | $ 11,657 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 19. SELECTED QUARTERLY DATA (UNAUDITED):

| | 2010 | | | | | |
|---|---|---|---|---|---|---|
| (Dollar amounts in thousands) | Interest Income | Interest Expense | Net Interest Income | Provision For Loan Losses | Net Income | Net Income Per Share |
| March 31 | $ 31,192 | $ 7,911 | $ 23,281 | $ 2,430 | $ 5,686 | $ 0.43 |
| June 30 | $ 30,980 | $ 6,899 | $ 24,081 | $ 2,190 | $ 7,713 | $ 0.59 |
| September 30 | $ 31,186 | $ 6,533 | $ 24,653 | $ 2,390 | $ 6,293 | $ 0.48 |
| December 31 | $ 30,224 | $ 5,623 | $ 24,601 | $ 2,190 | $ 8,352 | $ 0.64 |

| | 2009 | | | | | |
|---|---|---|---|---|---|---|
| (Dollar amounts in thousands) | Interest Income | Interest Expense | Net Interest Income | Provision For Loan Losses | Net Income | Net Income Per Share |
| March 31 | $ 31,186 | $ 10,723 | $ 20,463 | $ 2,830 | $ 4,530 | $ 0.35 |
| June 30 | $ 30,658 | $ 10,082 | $ 20,576 | $ 2,860 | $ 4,621 | $ 0.35 |
| September 30 | $ 32,224 | $ 9,357 | $ 22,867 | $ 3,690 | $ 7,719 | $ 0.59 |
| December 31 | $ 32,187 | $ 9,099 | $ 23,088 | $ 2,490 | $ 5,850 | $ 0.45 |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of First Financial Corporation:

We have audited the accompanying consolidated balance sheets of First Financial Corporation as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. We also have audited First Financial Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Financial Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion First Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control —Integrated Framework* issued by the COSO.



Indianapolis, Indiana March 15, 2011

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of First Financial Corporation (the "Corporation") has prepared and is responsible for the preparation and accuracy of the consolidated financial statements and related financial information included in the Annual Report.

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2010, in relation to criteria for effective internal control over financial reporting as described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2010, its system of internal control over financial reporting is effective and meets the criteria of the "Internal Control—Integrated Framework."

Crowe Horwath LLP, independent registered public accounting firm, has issued a report dated March 15, 2011 on the Corporation's internal control over financial reporting.

# MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 2010 and 2009, and the results of its operations for the three years ended December 31, 2010. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.

A cautionary note about forward-looking statements: In its oral and written communication, First Financial Corporation from time to time includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can include statements about estimated cost savings, plans and objectives for future operations and expectations about performance, as well as economic and market conditions and trends. They often can be identified by the use of words such as "expect," "may," "could," "intend," "project," "estimate," "believe" or "anticipate." First Financial Corporation may include forward-looking statements in filings with the Securities and Exchange Commission, in other written materials such as this Annual Report and in oral statements made by senior management to analysts, investors, representatives of the media and others. It is intended that these forward-looking statements speak only as of the date they are made, and First Financial Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties and other factors. Actual results may differ materially from those contained in the forward-looking statement. The discussion in this "Management's Discussion and Analysis of Results of Operations and Financial Condition" lists some of the factors which could cause actual results to vary materially from those in any forward-looking statements. Other uncertainties which could affect First Financial Corporation's future performance include the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic, operational, liquidity, credit and interest rate risks associated with First Financial Corporation's business; inflation; competition in the financial services industry; changes in general economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; and changes in securities markets. Investors should consider these risks, uncertainties and other factors in addition to those mentioned by First Financial Corporation in its other filings from time to time when considering any forward-looking statement.

# MANAGEMENT'S DISCUSSION AND ANALYSIS

First Financial Corporation (the Corporation) is a financial services company. The Corporation, which is headquartered in Terre Haute, Ind., offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services, depositor services and insurance services through its three subsidiaries. At the close of business in 2010 the Corporation and its subsidiaries had 813 full-time equivalent employees.

First Financial Bank is the largest bank in Vigo County, Ind. It operates 13 full-service banking branches within the county; five in Clay County, Ind.; one in Greene County, Ind.; three in Knox County, Ind.; five in Parke County, Ind.; one in Putnam County, Ind., five in Sullivan County, Ind.; four in Vermillion County, Ind.; one in Clark County, Ill.; one in Coles County, Ill.; three in Crawford County, Ill.; one in Jasper County, Ill.; two in Lawrence County, Ill.; two in Richland County, Ill.; six in Vermilion County, Ill.; and one in Wayne County, Ill. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which serves as the Corporation's operations center and provides additional office space. Morris Plan has one office and is located in Vigo County.

First Financial Bank and Morris Plan face competition from other financial institutions. These competitors consist of commercial banks, a mutual savings bank and other financial institutions, including consumer finance companies, insurance companies, brokerage firms and credit unions.

The Corporation's business activities are centered in west-central Indiana and east-central Illinois. The Corporation has no foreign activities other than periodically investing available funds in time deposits held in foreign branches of domestic banks.

Forrest Sherer Inc. is a premier regional supplier of insurance, surety and other financial products. The Forrest Sherer brand is well recognized in the Midwest, with more than 57 professionals and over 89 years of successful service to both businesses and households in their market area. The agency has representation agreements with more than 40 regional and national insurers to market their products of property and casualty insurance, surety bonds, employee benefit plans, life insurance and annuities.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as disclosures found elsewhere in this report are based upon First Financial Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, securities valuation and goodwill. Actual results could differ from those estimates.

**Allowance for loan losses.** The allowance for loan losses represents management's estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. The allowance for loan losses is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic and nonperforming loans.Loans are considered impaired if, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. When a loan is deemed impaired, impairment is measured by using the fair value of underlying collateral, the present value of the future cash flows discounted at the effective interest rate stipulated in the loan agreement, or the estimated market value of the loan. In measuring the fair value of the collateral, management uses assumptions (e.g., discount rate) and methodologies (e.g., comparison to the recent selling price of similar assets) consistent with those that would be utilized by unrelated third parties.

Changes in the financial condition of individual borrowers, economic conditions, historical loss experience, or the condition of the various markets in which collateral may be sold may affect the required level of the allowance for loan losses and the associated provision for loan losses. Should cash flow assumptions or market conditions change, a different amount may be recorded for the allowance for loan losses and the associated provision for loan losses.

**Securities valuation.** Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Corporation obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. Equity securities that do not have readily determinable fair values are carried at cost. Additionally, all securities are required to be written down to fair value when a decline in fair value is other than temporary; therefore, future changes in the fair value of securities could have a significant impact on the Corporation's operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline, the duration of the decline and whether the Corporation intends to sell a security or is more likely than not to be required to sell a security before recovery of its amortized cost.

Changes in credit ratings, financial condition of underlying debtors, default experience and market liquidity affect the conclusions on whether securities are other-than-temporarily impaired. Additional losses may be recorded through earnings for other than temporary impairment, should there be an adverse change in the expected cash flows for these investments.

**Goodwill.** The carrying value of goodwill requires management to use estimates and assumptions about the fair value of the reporting unit compared to its book value. An impairment analysis is prepared on an annual basis. Fair values of the reporting units are determined by an analysis which considers cash flows streams, profitability and estimated market values of the reporting unit. The majority of the Corporation's goodwill is recorded at Forest Sherer, Inc.

Management believes the accounting estimates related to the allowance for loan losses, valuation of investment securities and the valuation of goodwill are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require management to make assumptions concerning, among other factors, the changes in the types and volumes of the portfolios, valuation assumptions, and economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Corporation's assets reported on the balance sheet as well as net income.

# RESULTS OF OPERATIONS - SUMMARY FOR 2010

## COMPARISON OF 2010 TO 2009

Net income for 2010 was $28.0 million, or $2.14 per share. This represents a 23.4% increase in net income and a 23.7% increase in earnings per share, compared to 2009. Return on assets at December 31, 2010 increased 16.8% to 1.11% compared to 0.95% at December 31, 2009.

## NET INTEREST INCOME

The principal source of the Corporation's earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding .Net interest income was increased in 2010 to $96.6 million compared to $87.0 million in 2009. Total average interest earning assets grew to $2.34 billion in 2010 from $2.24 billion in 2009. The tax-equivalent yield on these assets decreased to 5.50% in 2010 from 5.88% in 2009. Total average interest-bearing liabilities increased to $1.84 billion in 2010 from $1.77 billion in 2009. The average cost of these interest-bearing liabilities decreased to 1.47% in 2010 from 2.22% in 2009.

The net interest margin increased from 4.13% in 2009 to 4.35% in 2010. This increase is primarily the result of the decreased costs of funding provided by interest-bearing liabilities. Earning asset yields decreased 38 basis points while the rate on interest-bearing liabilities decreased by 75 basis points.

The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2010 to 2009 and 2009 to 2008.

| | 2010 Compared to 2009 Increase (Decrease) Due to | | | | 2009 Compared to 2008 Increase (Decrease) Due to | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollar amounts in thousands) | Volume | Rate | Volume/ Rate | Total | Volume | Rate | Volume/ Rate | Total |
| Interest earned on interest-earning assets: | | | | | | | | |
| Loans (1) (2) | $4,473 | ($3,340) | ($156) | $977 | $7,709 | ($11,526) | ($884) | ($4,701) |
| Taxable investment securities | (580) | (3,672) | 94 | (4,158) | (154) | (2,408) | 15 | (2,547) |
| Tax-exempt investment securities (2) | 409 | (149) | (5) | 255 | 256 | (278) | (5) | (27) |
| Federal funds sold | 92 | (7) | (42) | 43 | (352) | (455) | 315 | (492) |
| Total interest income | $4,394 | ($7,168) | ($109) | ($2,883) | $7,459 | ($14,667) | ($559) | ($7,767) |
| Interest paid on interest-bearing liabilities: | | | | | | | | |
| Transaction accounts | 740 | (1,579) | (380) | (1,219) | 306 | (6,679) | (212) | (6,585) |
| Time deposits | 569 | (4,509) | (139) | (4,079) | 1,188 | (5,418) | (279) | (4,509) |
| Short-term borrowings | (110) | (133) | 27 | (216) | 469 | (692) | (304) | (527) |
| Other borrowings | (5,817) | (1,549) | 525 | (6,841) | (749) | (835) | 33 | (1,551) |
| Total interest expense | (4,618) | (7,770) | 33 | (12,355) | 1,214 | (13,624) | (762) | (13,172) |
| Net interest income | $9,012 | $602 | ($142) | $9,472 | $6,245 | ($1,043) | $203 | $5,405 |

(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

# RESULTS OF OPERATIONS - SUMMARY FOR 2010

## PROVISION FOR LOAN LOSSES

The provision for loan losses charged to expense is based upon credit loss experience and the results of a detailed analysis estimating an appropriate and adequate allowance for loan losses. The analysis includes the evaluation of impaired loans as prescribed under *Accounting Standards Codification* (ASC-310), pooled loans as prescribed under ASC 450-10, and economic and other risk factors as outlined in various Joint Interagency Statements issued by the bank regulatory agencies. For the year ended December 31, 2010, the gross provision for loan losses was $9.2 million net, a decrease of $2.7 million, or 22.5%, compared to 2009. The 2010 provision was reduced by $1.7 million for the offset of loans identified in the analysis of potential loan losses that are subject to the loss share agreement with the FDIC. Of those anticipated losses, 80% can be reimbursed by the FDIC and the FDIC indemnification asset has a corresponding increase of $1.7 million for those anticipated losses. The decrease was the result of several components related to the analysis of the Corporation's Allowance for Loan and Lease Losses, including decreasing delinquencies.

Net charge-offs for 2010 were $8.0 million as compared to $8.7 million for 2009 and $6.9 million for 2008. Non-accrual loans increased 7.13% to $38.5 million at December 31, 2010 from $36.0 million at December 31, 2009. Loans past due 90 days and still on accrual decreased 61.2% to $3.2 million compared to $8.2 million at December 31, 2009

## NON-INTEREST INCOME

Non-interest income of $29.8 million increased $1.3 million from the $28.5 million earned in 2009. This increase was despite the onetime events in 2009 of the gain on bargain purchase of $5.1 million and the gain on sale of the credit card portfolio of $2.5 million. They were offset by a reduction in losses recorded for other-than-temporarily impaired securities of $6.5 million along with gain from the sale of securities of $1.3 million.

## NON-INTEREST EXPENSES

Non-interest expenses increased to $77.2 million for 2010 from $73.4 million for 2009. Salaries and employee benefits increased 6.2% or $2.6 million. Approximately $1.5 million of this increase relates to a full year of salary and employee expense related to the First National Bank of Danville acquisition in 2009 that only reflected half a year of those costs. Occupancy and equipment expenses increased $294 thousand or 3.2%. Other expenses increased $1.3 million, with much of the increase related to loan collection costs and expenses associated with increased usage of electronic banking products.

## INCOME TAXES

The Corporation's federal income tax provision was $12.0 million in 2010 compared to a provision of $7.6 million in 2009. The overall effective tax rate in 2010 of 29.9% compared to a 2009 effective rate of 25.0% as nontaxable income declined slightly and taxable income increased.

## COMPARISON OF 2009 TO 2008

Net income for 2009 was $22.7 million or $1.73 per share compared to $24.8 million in 2008 or $1.89 per share. This reduction in net income was the combination of other-than-temporary impairment of securities that reduced income $10 8 million before taxes that was reduced by increased gains from sale of loans of $4.0 million and the gain from the acquisition of a failed bank from the FDIC of $5.1 million, both also before taxes.

Net interest income increased $5.5 million in 2009 compared to 2008 as total average interest-earning assets increased $98.3 million and the tax-equivalent net interest margin increased to 4.13% in 2009 from 4.06% in 2008. This increase was primarily the result of the cost of funding declining at a faster pace than the decline in the earnings on earning assets.

The provision for loan losses increased $4.0 million from $7.9 million in 2008 to $11.9 million in 2009 as net charge-offs increased $1.8 million to $8.7 million in 2009 from $6.9 million in 2008. Net non-interest income and expense increased $3.8 million from 2008 to 2009. Non-interest expenses increased $6.9 million while non-interest income increased $3.1 million. The increase in non-interest income resulted primarily from the gain on acquisition of a failed financial institution from the FDIC of $5.1 million before taxes. The gain on loan sales was nearly offset by the increase in losses associated with other-than-temporary impairment of securities.

The provision for income taxes fell $248 thousand million from 2008 to 2009 and the effective tax rate increased 1% in 2009 from 2008 as there was less tax exempt income.

## COMPARISON AND DISCUSSION OF 2010 BALANCE SHEET TO 2009

The Corporation's total assets decreased 2.7% or $67.6 million at December 31, 2010, from a year earlier. Available-for-sale securities decreased $26.4 million at December 31, 2010, from the previous year. Loans, net of unearned income, increased by $8.4 million to $1.64 billion. Deposits increased by $113.3 million while borrowings decreased by $203.3 million. Total shareholders' equity increased $15.2 million to $321.7 million at December 31, 2010. Net income was partially offset by higher dividends and the continued repurchase of corporate stock. The Corporation increased purchases of treasury stock in 2010, acquiring 23,000 shares at a cost of $610 thousand compared to 22,000 shares during 2009 at a cost of $616 thousand. There were also 45,000 shares from the treasury with a value of $1.35 million that were contributed to the ESOP plan in 2010 compared to 35,000 shares with a value of $971 thousand in 2009.

Following is an analysis of the components of the Corporation's balance sheet.

# FINANCIAL CONDITION - SUMMARY

## SECURITIES

The Corporation's investment strategy seeks to maximize income from the investment portfolio while using it as a risk management tool and ensuring safety of principal and capital. During 2010 the portfolio's balance decreased by 4.5%. The average life of the portfolio increased from 4.4 years in 2009 to 4.5 years in 2010. The portfolio structure will continue to provide cash flows to be reinvested during 2010.

| | 1 year and less | | 1 to 5 years | | 5 to 10 years | | Over 10 Years | | 2010 |
|---|---|---|---|---|---|---|---|---|---|
| (Dollar amounts in thousands) | Balance | Rate | Balance | Rate | Balance | Rate | Balance | Rate | Total |
| U.S. government sponsored entity mortgage-backed securities and agencies (1) | $ 7 | 8.00% | $ 19,780 | 4.25% | $ 89,176 | 4.43% | $ 195,672 | 4.66% | $ 304,635 |
| Collateralized mortgage obligations (1) | - | 0.00% | - | 0.00% | 23 | 9.78% | 94,434 | 4.26% | 94,457 |
| States and political subdivisions | 10,437 | 2.21% | 35,444 | 1.82% | 47,672 | 3.71% | 63,987 | 4.01% | 157,540 |
| Corporate obligations | - | 0.00% | - | | - | 0.00% | 2,190 | 0.09% | 2,190 |
| Total | 10,444 | 2.21% | 55,224 | 2.69% | 136,871 | 4.18% | 356,283 | 4.41% | 558,822 |
| Equities | | 0.00% | | 0.00% | | 0.00% | 2,024 | 0.00% | 2,024 |
| TOTAL | $ 10,444 | | $ 55,224 | | $ 136,871 | | $ 358,307 | | $ 560,846 |

(1) Distribution of maturities is based on the estimated life of the asset.

| | 1 year and less | | 1 to 5 years | | 5 to 10 years | | Over 10 Years | | 2009 |
|---|---|---|---|---|---|---|---|---|---|
| (Dollar amounts in thousands) | Balance | Rate | Balance | Rate | Balance | Rate | Balance | Rate | Total |
| U.S. government sponsored entity mortgage-backed securities and agencies (1) | $ 2,062 | 0.61% | $ 31,339 | 4.20% | $ 88,652 | 4.53% | $ 182,446 | 5.21% | $ 304,499 |
| Collateralized mortgage obligations (1) | - | 0.00% | - | 0.00% | 27 | 9.80% | 119,537 | 4.70% | 119,564 |
| States and political subdivisions | 7,060 | 7.10% | 37,980 | 7.52% | 44,066 | 6.54% | 59,627 | 6.48% | 148,733 |
| Corporate obligations | - | 0.00% | 7,072 | 5.60% | - | 0.00% | 1,416 | 0.09% | 8,488 |
| Total | 9,122 | 5.63% | 76,391 | 5.98% | 132,745 | 5.20% | 363,026 | 5.23% | 581,284 |
| Equities | | 0.00% | | 0.00% | | 0.00% | 5,962 | 0.00% | 5,962 |
| TOTAL | $ 9,122 | | $ 76,391 | | $ 132,745 | | $ 368,988 | | $ 587,246 |

(1) Distribution of maturities is based on the estimated average life of the asset.

# FINANCIAL CONDITION – SUMMARY

## LOAN PORTFOLIO

Loans outstanding by major category as of December 31 for each of the last five years and the maturities at year end 2010 are set forth in the following analyses.

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Loan Category | | | | | |
| Commercial | $ 896,107 | $ 870,977 | $ 720,281 | $ 717,556 | $ 674,515 |
| Residential | 437,576 | 447,379 | 436,388 | 449,554 | 462,556 |
| Consumer | 307,403 | 314,561 | 303,123 | 263,091 | 257,070 |
| TOTAL | $ 1,641,086 | $ 1,632,917 | $ 1,459,792 | $ 1,430,201 | $ 1,394,141 |
| | | | | | |
| Credit card loans held-for-sale | $ - | $ - | $ 12,800 | $ 14,068 | $ - |

| (Dollar amounts in thousands) | Within One Year | After One But Within Five Years | After Five Years | Total |
|---|---|---|---|---|
| MATURITY DISTRIBUTION | | | | |
| Commercial, financial and agricultural | $ 333,925 | $ 483,890 | $ 78,292 | $ 896,107 |
| TOTAL | | | | |
| | | | | |
| Residential | | | | 437,576 |
| Consumer | | | | 307,403 |
| TOTAL | | | | $ 1,641,086 |
| | | | | |
| Loans maturing after one year with: | | | | |
| Fixed interest rates | | $ 129,750 | $ 57,242 | |
| Variable interest rates | | 354,140 | 21,050 | |
| TOTAL | | $ 483,890 | $ 78,292 | |

# FINANCIAL CONDITION - SUMMARY

## ALLOWANCE FOR LOAN LOSSES

The activity in the Corporation's allowance for loan losses is shown in the following analysis:

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Amount of loans outstanding at December 31, | $1,641,086 | $1,632,917 | $1,459,792 | $1,430,201 | $1,394,141 |
| Average amount of loans by year | $1,636,254 | $1,563,274 | $1,451,911 | $1,409,051 | $1,384,138 |
| Allowance for loan losses at beginning of year | $ 19,437 | $ 16,280 | $ 15,351 | $ 16,169 | $ 16,042 |
| Loans charged off: | | | | | |
| Commercial | 7,099 | 2,997 | 2,406 | 3,438 | 2,066 |
| Residential | 872 | 1,881 | 1,274 | 1,026 | 1,617 |
| Consumer | 4,503 | 6,783 | 5,914 | 5,712 | 6,826 |
| Total loans charged off | 12,474 | 11,661 | 9,594 | 10,176 | 10,509 |
| Recoveries of loans previously charged off: | | | | | |
| Commercial | 2,319 | 574 | 704 | 389 | 1,262 |
| Residential | 258 | 523 | 101 | 139 | 187 |
| Consumer | 1,934 | 1,851 | 1,863 | 2,250 | 2,204 |
| Total recoveries | 4,511 | 2,948 | 2,668 | 2,778 | 3,653 |
| Net loans charged off | 7,963 | 8,713 | 6,926 | 7,398 | 6,856 |
| Provision charged to expense * | 10,862 | 11,870 | 7,855 | 6,580 | 6,983 |
| Balance at end of year | $ 22,336 | $ 19,437 | $ 16,280 | $ 15,351 | $ 16,169 |
| Ratio of net charge-offs during period to average loans outstanding | 0.49% | 0.56% | 0.48% | 0.53% | 0.50% |

* In 2010 the provision charged to expense was reduced by $1,662 for the increase to the FDIC Indemnification asset.

The allowance is maintained at an amount management believes sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by senior management and the loan review function. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses. The loan quality monitoring process includes assigning loan grades and the use of a watch list to identify loans of concern.

Included in the $1.6 billion of loans outstanding at December 31, 2010 are $46.4 million of covered loans.

The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. Portions of the allowance are also allocated to loan portfolios, based upon a variety of factors including historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. These components are added together and compared to the balance of our allowance at the evaluation date. The Corporation's unallocated allowance position of $2.1 million at December 31, 2010 has increased from $0.6 million at December 31, 2009. Management has determined the unallocated allowance position to be reasonable based on the trend analysis of the loan portfolio. Non-performing loans of $58.8 million at December 31, 2010 increased from $44.3 million at December 31, 2009. Net charge-offs totaled $8.0 million compared to $8.7 million during 2009. While the net charge-off total declined, based on non-performing and delinquent loan trends, particularly in the residential portfolio, management increased the unallocated position in the allowance. The table below presents the allocation of the allowance to the loan portfolios at year-end.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (Dollar amounts in thousands) | 2010 | 2009 | 2008 | 2007 | 2006 |
| Commercial | $ 12,809 | $ 12,218 | $ 9,963 | $ 8,917 | $ 9,043 |
| Residential | 2,873 | 1,546 | 1,485 | 1,233 | 1,364 |
| Consumer | 4,551 | 5,032 | 4,483 | 4,180 | 5,762 |
| Unallocated | 2,103 | 641 | 349 | 1,021 | - |
| TOTAL ALLOWANCE FOR LOAN LOSSES | $ 22,336 | $ 19,437 | $ 16,280 | $ 15,351 | $ 16,169 |

# FINANCIAL CONDITION - SUMMARY

## NONPERFORMING LOANS

Management monitors the components and status of nonperforming loans as a part of the evaluation procedures used in determining the adequacy of the allowance for loan losses. It is the Corporation's policy to discontinue the accrual of interest on loans where, in management's opinion, serious doubt exists as to collectability. The amounts shown below represent non-accrual loans, loans which have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower and those loans which are past due more than 90 days where the Corporation continues to accrue interest. In 2010 the increase in restructured loans mainly is due to five commercial loans totaling $14.9 million while the remainder is mostly smaller balance residential loans. The current economic environment has facilitated an tremendous increase in the use of restructured loans as a means to decrease losses.

| (Dollar amounts in thousands) | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Non-accrual loans | $ 38,517 | $ 35,953 | $ 12,486 | $ 7,971 | $ 9,893 |
| Restructured loans | 17,094 | 90 | 98 | 50 | 52 |
| Accruing loans past due over 90 days | 3,185 | 8,218 | 3,624 | 4,462 | 4,691 |
| | $ 58,796 | $ 44,261 | $ 16,208 | $ 12,483 | $ 14,636 |

The ratio of the allowance for loan losses as a percentage of nonperforming loans was 38% at December 31, 2010, compared to 44% in 2009. The ratio of nonperforming loans excluding covered loans was 69% at December 31, 2010 and 60% at December 31, 2009. There were $3.8 million of covered loans included in restructured loans in 2010. The following loan categories comprise significant components of the nonperforming loans at December 31, 2010 and 2009:

| (Dollar amounts in thousands) | 2010 | | 2009 | |
|---|---|---|---|---|
| Non-accrual loans: | | | | |
| Commercial loans | $ 27,848 | 72% | $ 30,961 | 86% |
| Residential loans | 8,735 | 23% | 2,917 | 8% |
| Consumer loans | 1,934 | 5% | 2,075 | 6% |
| | $ 38,517 | 100% | $ 35,953 | 100% |
| Past due 90 days or more: | | | | |
| Commercial loans | $ 2,041 | 64% | $ 5,937 | 72% |
| Residential loans | 1,052 | 33% | 1,837 | 22% |
| Consumer loans | 92 | 3% | 444 | 5% |
| | $ 3,185 | 100% | $ 8,218 | 100% |

| | Covered Loans (also included above) | | | |
|---|---|---|---|---|
| (Dollar amounts in thousands) | 2010 | | 2009 | |
| Non-accrual loans: | | | | |
| Commercial loans | $ 7,353 | 84% | $ 7,396 | 98% |
| Residential loans | 1,394 | 16% | 168 | 2% |
| Consumer loans | - | 0% | - | 0% |
| | $ 8,747 | 100% | $ 7,564 | 100% |
| Past due 90 days or more: | | | | |
| Commercial loans | $ 313 | 83% | $ 4,113 | 93% |
| Residential loans | 64 | 17% | 292 | 7% |
| Consumer loans | - | 0% | 2 | 0% |
| | $ 377 | 100% | $ 4,407 | 100% |

Management considers the present allowance to be appropriate and adequate to cover losses inherent in the loan portfolio based on the current economic environment. However, future economic changes cannot be predicted. Deteriorating economic conditions could result in an increase in the risk characteristics of the loan portfolio and an increase in the potential for loan losses.

# FINANCIAL CONDITION - SUMMARY

## DEPOSITS

The information below presents the average amount of deposits and rates paid on those deposits for 2010, 2009 and 2008.

| | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| (Dollar amounts in thousands) | Amount | Rate | Amount | Rate | Amount | Rate |
| Non-interest-bearing demand deposits | $ 300,760 | | $ 280,668 | | $ 236,628 | |
| Interest-bearing demand deposits | 330,168 | 0.23% | 280,338 | 0.40% | 247,017 | 1.11% |
| Savings deposits | 540,370 | 0.20% | 421,412 | 0.46% | 433,179 | 1.60% |
| Time deposits: | | | | | | |
| $100,000 or more | 214,266 | 1.85% | 194,576 | 2.63% | 183,664 | 3.67% |
| Other time deposits | 483,294 | 2.17% | 482,193 | 2.77% | 459,916 | 3.54% |
| TOTAL | $ 1,868,858 | | $ 1,659,187 | | $ 1,560,404 | |

The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 2010, are summarized as follows:

| | |
|---|---|
| 3 months or less | $ 50,585 |
| Over 3 through 6 months | 30,274 |
| Over 6 through 12 months | 54,879 |
| Over 12 months | 79,763 |
| TOTAL | $ 215,501 |

## OTHER BORROWINGS

Advances from the Federal Home Loan Bank decreased to $125.8 million in 2010 compared to $326.1 million in 2009. The Asset/Liability Committee reviews these investments and funding sources and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity below for more information.

## CAPITAL RESOURCES

Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements ("Regulatory Matters"), the Corporation's capital exceeds the requirements to be considered well capitalized at December 31, 2010.

First Financial Corporation's objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation's management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation's dividend payout ratio for 2010 and 2009 was 43.1% and 52.0%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.

## INTEREST RATE SENSITIVITY AND LIQUIDITY

First Financial Corporation has established risk measures, limits and policy guidelines for managing interest rate risk and liquidity. Responsibility for management of these functions resides with the Asset/Liability Committee. The primary goal of the Asset/Liability Committee is to maximize net interest income within the interest rate risk limits approved by the Board of Directors.

**Interest Rate Risk:** Management considers interest rate risk to be the Corporation's most significant market risk. Interest rate risk is the exposure to changes in net interest income as a result of changes in interest rates. Consistency in the Corporation's net interest income is largely dependent on the effective management of this risk.. The Asset/Liability position is measured using sophisticated risk management tools, including earnings simulation and market value of equity sensitivity analysis. These tools allow management to quantify and monitor both short-and long-term exposure to interest rate risk. Simulation modeling measures the effects of changes in interest rates, changes in the shape of the yield curve and the effects of embedded options on net interest income. This measure projects earnings in the various environments over the next three years. It is important to note that measures of interest rate risk have limitations and are dependent on various assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of interest rate fluctuations on net interest income. Actual results will differ from simulated results due to timing, frequency and amount of interest rate changes as well as overall market conditions. The Committee has performed a thorough analysis of these assumptions and believes them to be valid and theoretically sound. These assumptions are continuously monitored for behavioral changes.

The Corporation from time to time utilizes derivatives to manage interest rate risk. Management continuously evaluates the merits of such interest rate risk products but does not anticipate the use of such products to become a major part of the Corporation's risk management strategy.

# FINANCIAL CONDITION - SUMMARY

The table below shows the Corporation's estimated sensitivity profile as of December 31, 2010. The change in interest rates assumes a parallel shift in interest rates of 100 and 200 basis points. Given a 100 basis point increase in rates, net interest income would increase 0.19% over the next 12 months and increase 2.06% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would decrease 0.92% over the next 12 months and decrease 2.27% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

| Basis Point | Percentage Change in Net Interest Income | | |
|---|---|---|---|
| Interest Rate Change | 12 months | 24 months | 36 months |
| Down 200 | -2.01% | -5.29% | -7.71% |
| Down 100 | -0.92% | -2.27% | -3.39% |
| Up 100 | 0.19% | 2.06% | 4.66% |
| Up 200 | 2.22% | 5.54% | 10.65% |

Typical rate shock analysis does not reflect management's ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.

**Liquidity Risk** Liquidity is measured by the bank's ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $9.1 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $111.3 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $9.8 million in securities to be called within the next 12 months.

**CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS**

The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

**Contractual Obligations:** The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

| | | Payments Due in | | | | |
|---|---|---|---|---|---|---|
| (Dollar amounts in thousands) | Note Reference | One year or less | One year Three Years | Three to Five Years | Over Five Years | Total |
| Deposits without a stated maturity | | $ 1,250,931 | $ - | $ - | $ - | $ 1,250,931 |
| Consumer certificates of deposit | | 382,466 | 215,088 | 54,365 | 193 | 652,112 |
| Short-term borrowings | 10 | 34,106 | - | - | - | 34,106 |
| Other borrowings | 11 | 2,050 | 76,000 | 47,000 | 743 | 125,793 |

**Commitments:** The following table details the amount and expected maturities of significant commitments as of December 31, 2010. Further discussion of these commitments is included in Note 13 to the consolidated financial statements.

| (Dollar amounts in thousands) | Total Amoun Committed | One year or less | Over One Year |
|---|---|---|---|
| Commitments to extend credit: | | | |
| Unused loan commitments | $ 293,663 | $ 171,001 | $ 122,662 |
| Commercial letters of credit | 13,414 | 11,832 | 1,582 |

Commitments to extend credit, including loan commitments, standby and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

## OUTLOOK

The Corporation's primary market is west-central Indiana and east-central Illinois. The market is primarily driven by the retail, higher education and health care industries. Typically, this market does not expand or contract at rates that are experienced by both the state and national economies. It is not anticipated that labor conditions will improve dramatically in 2011, although a gradual improvement in both the labor markets and retail sales is anticipated. The Corporation anticipates limited growth opportunities in 2011.

## CONSOLIDATED BALANCE SHEET - AVERAGE BALANCES AND INTEREST RATES

| | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | | 2008 | | |
| (Dollar amounts in thousands) | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| ASSETS | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans (1) (2) | $ 1,636,254 | 96,786 | 5.92% | $ 1,563,274 | 95,809 | 6.13% | $ 1,451,911 | 100,510 | 6.92% |
| Taxable investment securities | 469,945 | 18,597 | 3.96% | 482,237 | 22,755 | 4.72% | 485,194 | 25,303 | 5.22% |
| Tax-exempt investments (2) | 194,011 | 13,415 | 6.91% | 188,160 | 13,160 | 6.99% | 184,574 | 13,188 | 7.15% |
| Federal funds sold | 40,934 | 59 | 0.14% | 6,047 | 16 | 0.26% | 19,729 | 507 | 2.57% |
| Total interest-earning assets | 2,341,144 | 128,857 | 5.50% | 2,239,718 | 131,740 | 5.88% | 2,141,408 | 139,508 | 6.51% |
| Non-interest earning assets: | | | | | | | | | |
| Cash and due from banks | 57,940 | | | 65,069 | | | 58,676 | | |
| Premises and equipment, net | 35,001 | | | 32,470 | | | 32,524 | | |
| Other assets | 102,780 | | | 79,419 | | | 64,952 | | |
| Less allowance for loan losses | (20,083) | | | (16,576) | | | (15,539) | | |
| TOTALS | $ 2,516,782 | | | $ 2,400,100 | | | $ 2,282,021 | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Transaction accounts | $ 870,538 | 1,856 | 0.21% | $ 701,750 | 3,075 | 0.44% | $ 680,196 | 9,660 | 1.42% |
| Time deposits | 697,560 | 14,448 | 2.07% | 676,769 | 18,469 | 2.73% | 643,580 | 23,036 | 3.58% |
| Short-term borrowings | 42,795 | 325 | 0.76% | 53,743 | 541 | 1.01% | 37,352 | 1,068 | 2.86% |
| Other borrowings | 224,501 | 10,335 | 4.60% | 339,460 | 17,176 | 5.06% | 353,598 | 18,726 | 5.30% |
| Total interest-bearing liabilities: | 1,835,394 | 26,964 | 1.47% | 1,771,722 | 39,261 | 2.22% | 1,714,726 | 52,490 | 3.06% |
| Non interest-bearing liabilities: | | | | | | | | | |
| Demand deposits | 300,760 | | | 280,668 | | | 236,628 | | |
| Other | 59,461 | | | 46,278 | | | 43,045 | | |
| | 2,195,615 | | | 2,098,668 | | | 1,994,399 | | |
| Shareholders' equity | 321,167 | | | 301,432 | | | 287,622 | | |
| TOTALS | $ 2,516,782 | | | $ 2,400,100 | | | $ 2,282,021 | | |
| Net interest earnings | | $ 101,893 | | | $ 92,479 | | | $ 87,018 | |
| Net yield on interest-earning assets | | | 4.35% | | | 4.13% | | | 4.06% |

(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

## MARKET AND DIVIDEND INFORMATION

At year-end 2010 shareholders owned 13,151,630 shares of the Corporation's common stock. The stock is traded on the NASDAQ Global Select Market under the symbol "THFF". On March 8, 2011, approximately 3,101 shareholders held our common stock.

Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2010 and 2009.

| | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|
| | Trade Price | | Cash Dividends Declared | Trade Price | | Cash Dividends Declared |
| Quarter ended | High | Low | | High | Low | |
| March 31 | $ 31.02 | $ 26.00 | | $ 41.16 | $ 29.76 | |
| June 30 | $ 30.89 | $ 25.81 | $ 0.46 | $ 42.67 | $ 31.51 | $ 0.45 |
| September 30 | $ 30.42 | $ 25.31 | | $ 33.52 | $ 28.57 | |
| December 31 | $ 36.46 | $ 28.83 | $ 0.46 | $ 31.52 | $ 26.90 | $ 0.45 |

## First Financial Corporation


Total Return Performance
First Financial Corporation
Russell 2000
SNL Bank $1B-$5B
Index Value
200
175
150
125
100
75
50
25
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

| | Period Ending | | | | | |
|---|---|---|---|---|---|---|
| ***Index*** | **12/31/05** | **12/31/06** | **12/31/07** | **12/31/08** | **12/31/09** | **12/31/10** |
| First Financial Corporation | 100.00 | 134.88 | 111.22 | 165.26 | 126.54 | 150.19 |
| Russell 2000 | 100.00 | 118.37 | 116.51 | 77.15 | 98.11 | 124.46 |
| SNL Bank $1B-$5B | 100.00 | 115.72 | 84.29 | 69.91 | 50.11 | 56.81 |



**Directors of First Financial Corporation and First Financial Bank**
*Seated:* William R. Krieble, Norman L. Lowery, Donald E. Smith, Thomas T. Dinkel and Anton H. George
*Standing:* B. Guille Cox Jr., Virginia L. Smith, William J. Voges, Gregory L. Gibson, W. Curtis Brighton and Ronald K. Rich

# CORPORATE LEADERSHIP

**DIRECTORS**
**First Financial Corporation and First Financial Bank**
W. Curtis Brighton
B. Guille Cox Jr.
Thomas T. Dinkel
Anton Hulman George
Gregory L. Gibson
William R. Krieble
Norman L. Lowery
Ronald K. Rich
Donald E. Smith
Virginia L. Smith
William J. Voges

**DIRECTORS**
**The Morris Plan Company of Terre Haute**
David L. Bailey
Jeffrey G. Belskus
Thomas S. Clary
Mark J. Fuson
Norman D. Lowery
James F. Nasser
Jeffrey B. Smith

**DIRECTORS**
**Forrest Sherer Inc.**
John W. Dinkel
J. Barton Douglas
Norman L. Lowery
John S. Lukens
David W. Marietta
Dennis S. Michael
Jerry R. Mueller
Robert F. Prox III

**COMMUNITY DIRECTORS**
**First Financial Bank, Clay Region**
David L. Barr
Sam J. Emmert
Max Gibson
Rodger McHargue
James E. Pell
John P. Stelle

**COMMUNITY DIRECTORS**
**First Financial Bank, Citizens Region**
Henry J. Antonini
Michael A. Carty
Robert DeVerter
Danny F. Wesch
Terri Williamson

**COMMUNITY DIRECTORS**
**First Financial Bank, Community Region**
Norman D. Lowery
Avery J. McKinney
V. Bruce Walkup
Jeffrey L. Wilson

**COMMUNITY DIRECTORS**
**First Financial Bank, Crawford Region**
Jerry L. Bailey
W. J. Chamblin
Norman D. Lowery
Steven A. McGahey
V. Bruce Walkup

**COMMUNITY DIRECTORS**
**First Financial Bank, Marshall Region**
Fred S. Barth
Byron R. Calvert
William F. Meehling
Norman P. Yeley

**COMMUNITY DIRECTORS**
**First Financial Bank, Parke Region**
James R. Bosley
Thomas S. Clary
Charles A. Cooper

**COMMUNITY DIRECTORS**
**First Financial Bank, Sullivan Region**
Thomas S. Clary
Robert F. Dukes
Henry T. Smith
Robert E. Springer
V. Bruce Walkup



# First Banking Centers

## INDIANA

### Vigo County

**Terre Haute Main Office***
One First Financial Plaza
Sixth & Wabash
812-238-6000

**Honey Creek Mall***
U.S. 41 South
812-238-6000

**Indiana State University***
Hulman Memorial Union
812-238-6000

**Industrial Park***
1749 East Industrial Drive
812-238-6000

**Maple Avenue***
4065 Maple Avenue
812-238-6000

**Meadows***
350 South 25th Street
812-238-6000

**Plaza North***
Ft. Harrison & Lafayette
812-238-6000

**Seelyville***
9520 East U.S. 40
812-238-6000

**Southland***
3005 South Seventh Street
812-238-6000

**Springhill***
4500 U.S. 41 South
812-238-6000

**Sycamore Terrace***
2425 South State Road 46
812-238-6000

**West Terre Haute***
309 National Avenue
812-238-6000

**Westminster Village**
1120 East Davis Drive
812-238-6000

### The Morris Plan Company of Terre Haute

817 Wabash Avenue
812-238-6063

### Clay County

**Brazil***
7995 North State Road 59
812-443-4481

**Brazil Downtown***
18 North Walnut
812-448-3357

**Brazil Eastside***
2180 East National Avenue
812-448-8110

**Clay City***
502-504 Main Street
812-939-2145

**Poland***
8490 East State Road 42
812-986-2115

### Greene County

**Worthington***
9 North Commercial Street
812-875-3021

### Knox County

**Monroe City***
201 West First Street
812-743-5151

**Sandborn**
102 North Anderson Street
812-694-8462

**Vincennes***
2707 North Sixth Street
812-882-4800

### Parke County

**Rockville***
1311 North Lincoln Road
765-569-3171

**Rockville Downtown***
120 East Ohio Street
765-569-3442

**Marshall**
10 South Main Street
765-597-2261

**Montezuma***
232 East Crawford Street
765-245-2706

**Rosedale**
62 East Central Street
765-548-2266

### Putnam County

**Greencastle***
101 South Warren Drive
765-653-4444

### Sullivan County

**Sullivan***
15 South Main Street
812-268-3331

**Carlisle***
8571 Old US 41 South
812-398-4100

**Dugger**
8100 East Main Street
812-648-2251

**Farmersburg***
819 West Main Street
812-696-2106

**Hymera**
102 South Main Street
812-383-4933

### Vermillion County

**Newport***
100 West Market Street
765-492-3321

**Cayuga**
211 Curtis Street
765-492-3391

**Clinton***
221 South Main Street
765-832-3504

**Clinton Crown Hill***
1775 East State Road 163
765-832-5546

## ILLINOIS

### Clark County

**Marshall***
215 North Michigan
217-826-6311

### Coles County

**Charleston***
820 West Lincoln Avenue
217-345-4824

### Crawford County

**Robinson***
108 West Main Street
618-544-8666

**Robinson Motor Bank***
(Drive-Through Only)
602 West Walnut Street
618-544-3355

**Oblong***
301 East Main Street
618-592-4252

### Jasper County

**Newton***
601 West Jourdan Street
618-783-2022

### Lawrence County

**Lawrenceville***
1601 State Street
618-943-3323

**Sumner**
211 South Christy
618-936-2321

### Richland County

**Olney***
240 East Chestnut Street
618-395-8676

**Olney***
1110 South West Street
618-395-2112

### Vermilion County

**Danville***
One Towne Centre
217-442-0362

**Danville Motor Bank***
(Drive-Through Only)
101 West Main Street
217-443-3519

**Danville***
2750 North Vermilion Street
217-431-8750

**Danville***
901 North Gilbert Street
217-431-3486

**Danville***
421 South Gilbert Street
217-477-4512

**Ridge Farm***
11 South State Street
217-247-2126

**Westville***
101 East Main Street
217-267-2147

### Wayne County

**Fairfield***
303 West Delaware
618-842-2145

*FirstPlus 24-hour ATM available at these locations


First

First Financial Corporation
One First Financial Plaza
Terre Haute, Indiana 47807
812-238-6000

www.first-online.com